



2001 Annual Report

Sunoco, Inc., headquartered in Philadelphia, PA, is a leading manufacturer and marketer of petroleum and petrochemical products. With 730,000 barrels per day of refining capacity, approximately 4,150 retail outlets selling gasoline and convenience items, interests in over 10,000 miles of crude oil and refined product pipelines and 35 product terminals, Sunoco is one of the largest independent refiner-marketers in the United States. Sunoco is a growing force in petrochemicals with over nine billion pounds of annual production capacity, largely chemical intermediates used in the manufacture of fibers, plastics, film and resins. Utilizing a unique, patented technology, Sunoco also manufactures two million tons annually of high-quality blast furnace coke for use in the steel industry.

Contents

Projections, estimates, business plans and other non-historical information contained in the Letter to Shareholders and elsewhere in this publication are forward-looking statements. Actual future project dates, refinery utilization rates, volumes of products manufactured or sold, rates of return, income, cash flow, earnings growth, capital spending, costs and plans could differ materially due to, for example, changes in market conditions, changes in refining, chemicals or marketing margins, crude oil supply, changes in operating conditions and costs, changes in law or government policy, technical difficulties and other factors discussed in more detail in the "Forward-Looking Statements" discussion on page 24. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or future events.

Financial Highlights

(Dollars and shares in millions, except per share amounts)	2001	2000	1999	1998	1997
Operating Results					
Sales and other operating revenue	**$14,063**	$14,514	$10,045	$8,482	$10,516
Operating income (after tax)	**$391**	$438	$51	$267	$284
Operating EBITDA	**$1,025**	$1,045	$430	$694	$740
Net income	**$398**	$422	$97	$280	$263
Net cash provided by operating activities	**$779**	$778	$499	$352	$452
Capital program (including acquisitions)	**$1,039**	$465	$410	$614	$380
Dividends paid	**$82**	$87	$90	$102	$117
Financial Position, Year End					
Total assets	**$5,932**	$5,426	$5,196	$4,849	$4,667
Total debt	**$1,444**	$935	$1,029	$1,012	$836
Shareholders' equity	**$1,642**	$1,702	$1,506	$1,514	$1,462
Capital employed	**$3,086**	$2,637	$2,535	$2,526	$2,298
Per Share Data					
Operating income (after tax) – diluted	**$4.77**	$5.01	$.56	$2.81	$2.92
Net income – diluted	**$4.85**	$4.82	$1.07	$2.95	$2.70
Cash dividends on common stock	**$1.00**	$1.00	$1.00	$1.00	$1.00
Shareholders' equity	**$21.74**	$20.06	$16.76	$16.75	$15.40
Market price of common stock at December 31	**$37.34**	$33.69	$23.50	$36.06	$42.06
Other Data, Year End					
Return on average capital employed:					
Based on operating income (after tax)	**15.2%**	18.7%	4.2%	13.0%	14.5%
Based on net income	**15.4%**	18.1%	6.0%	13.6%	13.6%
Shares outstanding	**75.5**	84.8	89.9	90.4	94.9*
Number of employees	**14,200**	12,300	11,300	11,100	10,900

*Includes 24.1 million depositary shares. Sunoco redeemed all of its outstanding depositary shares on May 28, 1998.

To Our Shareholders



We continued to grow the value of Sunoco in 2001. We improved the productivity of existing assets, added strategic assets with more growth potential while divesting non-strategic assets, and increased the stake of each shareholder through continued aggressive share buyback.

In terms of bottom line results, 2001 was another outstanding year. Operating income was $391 million or $4.77 per share. Cash flow as measured by EBITDA was over $1.0 billion for the second consecutive year. Our return on capital employed (ROCE) was 15 percent, well above our cost of capital. And our share price was up 11 percent for the year – a good performance in a down stock market.

It was another good year for Refining and Supply and an *excellent* year for Retail Marketing. While our newly expanded Chemicals business struggled with weak demand and industry overcapacity, our Logistics and Coke businesses continued to generate stable earnings.

As promised, we continued to make progress toward growing and improving Sunoco.

- Safety performance continued to improve in 2001 with a 22 percent reduction in our OSHA recordable rate. This represents the seventh consecutive year of improvement in this important safety measure. Our environmental record has also seen some major progress as both air and water permit exceedences declined significantly. Finally, while the number of hydrocarbon spills remained about the same, the volume spilled was substantially lower.
- In a year of good refining margins, we achieved record production levels across our system, exceeding our best prior year by over four million barrels. While doing so, we were more energy efficient, using five percent less fuel per barrel of production than in 2000 – a significant savings and reduction in greenhouse gas emissions. And we continued to move towards top quartile performance in other key refining measures.
- The Aristech acquisition doubled the size of our Chemicals business and gave us market-leading positions in two high-growth chemicals, phenol and polypropylene. We are very pleased with the assets acquired and with the smooth integration into Sunoco Chemicals. We now sell over five billion pounds of chemicals annually. While the recovery of the Chemicals business has been slower than we had hoped, we believe this business has earnings potential that has not yet been recognized in our share price and is a solid platform for further growth and diversification.
- We grew the size and reach of our Retail Marketing with the acquisition of 473 retail sites from Coastal Corporation. We introduced the Sunoco brand to sever-

al new states, including re-establishing a sizable presence in Florida. We opened our first 13 outlets at Wal-Mart locations and are planning to open 50 more in 2002.

- We downsized our lubricants operations, where we lacked sufficient size or competitive advantage, through the sale of the Puerto Rico refinery and the branded lubricants business. These actions, together with the liquidation of associated working capital, produced $125 million of cash, while the remaining lubricants operations had record earnings of $52 million in 2001.
- We initiated the formation of a new publicly held master limited partnership – Sunoco Logistics Partners L.P. (NYSE: SXL) – which owns a substantial portion of Sunoco's Logistics assets. The initial public offering closed on February 8, 2002. Sunoco remains the general partner and a 75 percent owner. We believe this is the best way to have the market fully value our Logistics assets and position the business to pursue a growth strategy.
- For the second consecutive year our Coke business earned $61 million and continued to improve operating performance and provide the highest quality coke to its customers. Our proprietary cokemaking technology is a valuable asset that we intend to utilize to its full potential by pursuing growth opportunities internationally.
- We continued to use free cash flow to repurchase Sunoco shares. We invested $393 million to buy back 10.7 million shares in 2001, and have spent $870 million on share repurchase over the past five years. We firmly believe that share buyback is an effective, prudent use of free cash flow in a mature industry. We are effectively acquiring a company we know best – Sunoco – and one we believe is both undervalued and growing at an appropriate pace. Over time, we have concentrated and will continue to concentrate the ownership of our shareholders in Sunoco.

Shares Outstanding at Year End


Millions
100
90
80
70
94.9
90.4
89.9
84.8
75.5
1997
1998
1999
2000
2001

Repurchased more than 25 million shares over the last five years.

- Finally, we restructured our organization from seven operating units to five functional business segments. This reorganization creates market-based business segments that better align our management skills with our assets. We believe the reorganization will be helpful in sharing best practices and allocating capital resources. It will also make it clearer to the investment community which businesses we are in and the role they play in our results and strategies for growth.

As we look at what has been accomplished, we recognize the cyclic nature of some of our businesses. Our financial results for much of the past two years have benefited from exceptionally strong refining margins – a condition that does not exist in early 2002. Record warm weather and economic weakness have reduced refined product demand and led to higher-than-needed product inventory levels and low margins across the energy spectrum. But our strategy has always recognized this volatility and this influences all of our investment and operating decisions. It has driven us to aggressively go after continuous improvement in all of our operations while pursuing a growth strategy based on diversifying our portfolio and achieving the best value for the company.

Our vision at Sunoco is to grow our earnings per share while maintaining a return on invested capital well above our cost of capital. We believe that our mix of businesses can mitigate some of the volatility of the refining and chemicals markets.

As we look forward, our strategy will remain consistent. We will build value by:

1) getting more from existing assets through pursuit of Operations Excellence;

2) prudently using free cash flow and financial capacity for growth investments and continued share repurchase; and

3) maintaining a strong balance sheet to take advantage of opportunities and navigate the inherent volatility in some of our businesses.

We are confident in the future prospects for Sunoco. While we are in competitive and cyclic businesses, we have achieved an average ROCE of 13 percent over the past five years and we are a bigger, stronger, more diversified company today.

On behalf of all of us at Sunoco, I want to thank you for your support for what we are aspiring to become. We believe we can grow this 115-year-old company and continue to deliver quality products and services to our customers and excellent returns to our owners well into the future. To our 14,000+ employees, I want to recognize a job well done. Together, I know that we will continue to increase the value of our company.



JOHN G. DROSDICK
Chairman, Chief Executive Officer and President

A Tribute

This year we pay tribute to **Raymond E. Cartledge, Mary Johnston Evans** and **Alexander B. Trowbridge** as they retire from Sunoco's Board of Directors after 12, 22 and 12 years of service, respectively. They each brought to the Board professional excellence and personal commitment which contributed to the progress and growth of this company. We thank them for their perspective, guidance and years of service.

Health, Environment, and Safety Report

Health, environment, and safety (HES) performance is one of the most important activities that we manage. During 2001, Sunoco emphasized improving environmental performance while maintaining its continued commitment to employee safety. Beginning in 2001, a portion of management's compensation was directly tied to HES performance. The Company's 2001 HES performance is briefly reviewed here. A more detailed report will be available in May 2002, when Sunoco's 2001 HES Review and CERES Report is published and posted on the Company's web site at www.SunocoInc.com.

Some 2001 HES highlights follow:

- Company-wide safety performance, as measured by the OSHA recordable injury rate, improved 22 percent to 1.33, continuing a trend now lasting over seven years. The rate for all refineries declined to 0.83, a new level not previously achieved. Substantial reduction in the rate of workforce injury was also achieved by our Chemicals, Retail Marketing and Coke businesses.
- New emphasis was placed on Contractor Safety, particularly within our refineries where over 70 percent of all contractor work is performed. The OSHA recordable rate for contractors employed in Sunoco refineries during 2001 was 1.28.
- The number of air permit exceedences declined 57 percent after operating improvements were made at a sulfur recovery unit at the Philadelphia refinery during 2000.
- The number of permit exceedences for discharges into rivers, streams and public treatment plants declined 39 percent.
- Sunoco took delivery under a lease of two innovative Very Large Crude Carriers (VLCCs) for shipment of crude oil to its Delaware Valley refineries. The vessels were designed to be among the safest oil carriers in operation and reduce the risk of crude oil spills associated with the lightering of crude oil to smaller vessels for transit up-river. In addition, their wider, shallower hull design is more fuel efficient.
- While the number of spills of hydrocarbons in excess of 10 barrels remained about the same as the prior year, the volume spilled was substantially lower.
- The development of comprehensive management systems continued in an effort to drive performance improvement by integrating health, safety, and environmental performance with operations management. During the year, gap analysis was completed at the Company's Northeast plants and systematic improvements will be implemented in 2002. Additionally, the application of the management systems process will be extended to all refineries in the coming year.
- The Sunoco Chairman's Award for Excellence in HES was awarded to the employees of the Philadelphia refinery for significant improvements in each of five HES categories, including employee and contractor safety, and discharges to the environment, both air and water.

Sunoco is working hard to assure that fewer employees are injured on the job, less is discharged to the environment, namely the air and water around our facilities, and fewer incidents of hydrocarbon spills occur. Aggressive goals for even further achievement in key HES areas for the coming year have been established. Sunoco believes that outstanding HES performance is directly linked to operations excellence and overall financial performance.

Sunoco is . . .

Retail Marketing...

a major brand with 4,150 retail gasoline outlets (including 650 convenience stores) and retail sales of almost 4.0 billion gallons of gasoline and $500 million of merchandise sales per year

Refining and Supply...

the largest U.S. East Coast refiner with 730,000 barrels per day of crude oil processing capacity and annual production of approximately 275 million barrels of refined products and commodity petrochemicals



Neville Island
Toledo
East Chicago
Haverhill
Philadelphia
Marcus Hook
Neal
Vansant
Tulsa
La Porte
Mt. Belvieu
Pasadena

Chemicals...

a leader in chemicals with sales of over 5 billion pounds annually and the top producer of phenol and the fourth largest manufacturer of polypropylene in the United States

Logistics...

an integrated network of pipelines and terminals with interests in over 10,000 miles of crude oil and refined product pipelines and 35 refined product terminals

Coke...

a unique manufacturer of high-quality metallurgical-grade coke for use in the production of blast-furnace steel with annual coke production of over two million tons representing 10 percent of U.S. cokemaking capacity

- ○ Refineries
- △ Chemical Plants
- ▭ Coke Plants
- □ Retail Marketing
- ═ Product Pipelines
- ═ Crude Pipelines

Sunoco has . . .

- reduced its OSHA recordable injury rate by over 20 percent versus 2000, continuing a seven-year improvement trend;


OSHA Recordable Rate-Refineries
6
5
4
3
2
1
0
1993
1995
1997
1999
2001
Sunoco Refineries

- demonstrated strong financial performance over the past five years, achieving a 13.1 percent average Return on Capital Employed, well above our cost of capital and among industry leaders;

- repurchased over 25 million shares ($870 million) since January 1997 and, net of share issuances, reduced its outstanding shares by nearly 25 percent;

- significantly improved the earnings power of the Company in 2001 through the acquisition of Aristech Chemical Corporation, the purchase of 473 retail outlets from The Coastal Corporation and the sale of the Puerto Rico refinery and branded lubricants business;

- contributed a substantial portion of its Logistics business to Sunoco Logistics Partners L.P. (NYSE: SXL), a publicly held master limited partnership of which Sunoco owns a 75.2 percent interest.

Sunoco will . . .

- continue to place Health, Environment and Safety performance as priority number 1 ... it is the foundation of financial success and an important commitment to our communities and to our employees;

- continue to get more from existing assets ... increasing throughput and reliability, lowering breakeven levels, optimizing production slates and improving commercial performance;

- continue to exercise financial discipline ... maintaining a strong balance sheet and utilizing free cash flow for share repurchase, prudent acquisitions and internal growth investments;

- continue to move toward top quartile performance in all manufacturing facilities ... recognizing the critical importance of having low-cost, reliable operations that compare favorably with the best in the industry in terms of net margin and return on capital employed;

- stay the course and execute ... consistently building a bigger, better managed, more diversified company with more potential and earnings power for Sunoco shareholders.

Selected Financial Data

(Millions of Dollars Except Per Share Amounts)	**2001**	2000	1999	1998	1997
Statement of Income Data:					
Sales and other operating revenue (including consumer excise taxes)*	**$14,063**	$14,514	$10,045	$8,482	$10,516
Income from continuing operations**	**$398**	$411	$97	$280	$263
Income from discontinued operations	**$—**	$11***	$—	$—	$—
Net income	**$398**	$422	$97	$280	$263
Per Share Data:					
Income from continuing operations:					
Basic	**$4.92**	$4.72	$1.07	$3.09	$3.03
Diluted	**$4.85**	$4.70	$1.07	$2.95	$2.70
Net income:					
Basic	**$4.92**	$4.85	$1.07	$3.09	$3.03
Diluted	**$4.85**	$4.82	$1.07	$2.95	$2.70
Cash dividends on preference stock†	**$—**	$—	$—	$1.6516	$3.60
Cash dividends on common stock	**$1.00**	$1.00	$1.00	$1.00	$1.00
Balance Sheet Data:					
Cash and cash equivalents	**$42**	$239	$87	$38	$33
Total assets	**$5,932**	$5,426	$5,196	$4,849	$4,667
Short-term borrowings and current portion of long-term debt	**$302**	$2	$151	$189	$12
Long-term debt	**$1,142**	$933	$878	$823	$824
Shareholders' equity	**$1,642**	$1,702	$1,506	$1,514	$1,462
Shareholders' equity per share	**$21.74**	$20.06	$16.76	$16.75	$15.40††

* Prior-year amounts have been reclassified to conform to the 2001 presentation. (See Note 1 to the consolidated financial statements.)

** Includes after-tax provisions for write-down of assets and other matters totalling $12, $147, $1, $38 and $21 million in 2001, 2000, 1999, 1998 and 1997, respectively, after-tax gains on settlement of insurance litigation totalling $5, $47 and $38 million in 2000, 1999 and 1998, respectively, gains on income tax settlements totalling $21 and $117 million in 2001 and 2000, respectively, and a $13 million tax benefit resulting from a change in tax election in 1998. (See Notes 2, 3 and 4 to the consolidated financial statements.)

*** Consists of a favorable adjustment to the 1996 gain on divestment of discontinued international oil and gas production operations.

† On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for 1998 represent the dividends paid through the redemption date.

†† Assumes redemption of preference shares for common stock utilizing a ratio of two shares of common stock for each outstanding preference share. The actual redemption of the preference shares occurred on May 28, 1998.

Management's Discussion and Analysis is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with Sunoco's consolidated financial statements and related notes. Those statements in Management's Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Forward-Looking Statements" on page 24 for a discussion of the factors that could cause actual results to differ materially from those projected.

Outlook

Sunoco's profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had a dramatic impact on margins.

Throughout 2000 and the first half of 2001, refined product margins in Sunoco's principal refining centers in the Northeast and Midwest were extremely strong, benefiting from exceptionally low industry refined product inventory levels and very strong product demand. However, product margins declined significantly in the second half of 2001 in response to rising industry inventory levels and a weakening economy, which deteriorated even further as a result of the terrorist attacks of September 11, 2001. Chemical margins for most products were weak during 2001 and product demand deteriorated as the economic slowdown had a particularly adverse impact on the chemicals industry.

In 2002, the Company believes refined product margins will return to more normal levels but will be lower than the above-average level achieved in 2001, as a result of higher-than-normal inventory levels for gasoline and particularly distillates as the year 2002 begins. The Company believes chemical margins and volumes will continue to be adversely impacted during the first half of 2002 as a result of current economic trends. However, an anticipated strengthening of the economy is expected to result in increasing demand and improving margins for chemicals during the second half of 2002.

The Company also expects 2002 operating results to be adversely impacted by higher insurance and pension costs, which are expected to increase by approximately $10 and $15 million, respectively, after tax. The increase in insurance premiums is due to a tightening in insurance markets, which was exacerbated by the September 11 terrorist attacks, while the increase in pension expense reflects the poor performance of equity markets over the past two years. The increase in these expenses is expected to be partially offset by lower fuel costs at the Company's refineries and chemical facilities.

Given the very competitive marketplace and the highly volatile and uncertain margin environment in which the Company operates, Sunoco is committed to improving its results by:

- Delivering health, environment and safety excellence;
- Increasing reliability and realizing other efficiencies at each of the Company's manufacturing facilities;
- Continuing to expand and improve retail marketing through ongoing programs;
- Prudently managing expenses and capital spending;
- Continuing to successfully implement strategic initiatives commenced in 2000 and 2001; and
- Continuing to diversify, upgrade and grow its asset portfolio through strategic acquisitions and investments that are synergistic and accretive to earnings.

Strategic Actions

The Company continually evaluates its portfolio of assets in order to achieve a mix that will enable Sunoco to enhance shareholder value and attain its goal of maintaining a return on capital employed in excess of its weighted-average cost of capital. Currently, Sunoco's investment strategy is focused on growth in its retail marketing, chemicals, logistics and cokemaking operations. Sunoco also will invest opportunistically in refining. Sunoco has undertaken the following initiatives as part of this strategy:

- Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation ("Aristech") whose five chemical plants in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX have the capacity to produce annually 1.5 billion pounds of polypropylene, over 1.8 billion pounds of phenol and related derivatives and 800 million pounds of plasticizers and related feedstocks.
- In October 2001, Sunoco entered into an agreement with its Epsilon Products Company polypropylene joint venture under which Sunoco will assume responsibility for general administration, sales and support functions on the joint venture's behalf. Sunoco will market the joint venture's production under the Sunoco name in combination with production from its own two polypropylene plants.
- During 2001, Sunoco built 13 retail gasoline outlets in connection with its agreement with Wal-Mart Stores, Inc. to build and operate retail gasoline outlets at selected existing and future Wal-Mart locations in nine eastern states. Sunoco expects to build approximately 50 of these facilities during 2002 and add up to 100 new sites per year in future years.
- During 2001, Sunoco completed the acquisition from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States with the largest concentration of outlets in Pennsylvania, New Jersey, Virginia, Tennessee and Florida.
- In December 2001, Sunoco completed the restructuring of its lubricants operations with the sale of its Puerto Rico refinery. As part of this restructuring, Sunoco sold its lubricants marketing assets in March 2001 and closed its lubricants blend plants in Marcus Hook, PA, Tulsa, OK and Richmond, CA in July 2001.
- In February 2002, Sunoco's recently formed master limited partnership, Sunoco Logistics Partners L.P. (the "Partnership"), issued 5.75 million limited partnership units in an initial public offering. The Partnership was formed to own and operate a substantial portion of the Company's logistics operations. Sunoco intends to pursue strategic and accretive acquisitions through the Partnership to complement its existing logistics asset base.

Sunoco also expects to continue its significant share repurchase program through the purchase of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions. During 2001, the Company repurchased 10.7 million shares, or 12.6 percent, of its common stock outstanding at the beginning of the year.

For additional information regarding these strategic actions, see Notes 3, 18 and 20 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	2001	2000*	1999*
Refining and Supply**	$290	$ 317	$(78)
Retail Marketing	98	77	72
Chemicals	6	16	29
Logistics	42	46	51
Coke	61	61	60
Corporate expenses	(24)	(23)	(23)
Net financing expenses and other	(82)	(56)	(60)
	391	438	51
Special items:			
Income tax settlements	21	117	—
Insurance litigation settlements	—	5	47
Write-down of assets and other matters	(12)	(147)	(1)
*Value Added and Eastern Lubricants***	(2)	(2)	—
Discontinued operations	—	11	—
Consolidated net income	$398	$ 422	$ 97

*Reclassified to conform to the 2001 presentation (see Note 19 to the consolidated financial statements).

**In connection with the Company's decision to dispose of its Puerto Rico refinery, lubricants blending and packaging facilities and lubricants branded marketing assets (collectively, "Value Added and Eastern Lubricants"), commencing with the fourth quarter of 2000, those operations are reported as a special item prior to their disposition. Value Added and Eastern Lubricants losses of $29 million for the nine months ended September 30, 2000 and $16 million for the year 1999 are included in Refining and Supply.

Analysis of Earnings Profile of Sunoco Businesses

In 2001, Sunoco, Inc. and its subsidiaries earned $398 million, or $4.85 per share of common stock on a diluted basis compared to $422 million, or $4.82 per share in 2000 and $97 million, or $1.07 per share in 1999. Excluding the special items shown separately in the Earnings Profile of Sunoco Businesses, Sunoco earned $391 million in 2001 compared to $438 million in 2000 and $51 million in 1999.

The $47 million decrease in earnings before special items in 2001 was primarily due to lower margins in Sunoco's Northeast refining system, higher refinery fuel costs, higher volume-related marketing expenses, lower Chemicals income and higher net financing expenses primarily as a result of financing costs attributable to the Aristech acquisition. Partially offsetting these negative factors were higher refinery production and retail gasoline sales volumes and improved margins in Sunoco's MidContinent refining centers and in Retail Marketing operations.

In 2000, the $387 million increase in earnings before special items was primarily due to significantly higher wholesale fuels margins in each of Sunoco's refining centers. Also contributing to the improvement were higher margins for base oils, propylene and retail gasoline and higher gasoline sales volumes and non-gasoline income in Sunoco's retail marketing operations. Partially offsetting these positive factors were higher fuel costs, depreciation and other expenses and lower margins for specialty oil lubricants.

Refining and Supply

The Refining and Supply business manufactures petroleum products at its Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochemicals at its Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial customers. This business also manufactures lubricant products at its Tulsa refinery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") and prior to the fourth quarter of 2000 included Value Added and Eastern Lubricants operations.

	2001	2000	1999
Income (loss)* (millions of dollars)	$290	$317	$(78)
Wholesale margin**† (per barrel):			
Total Refining and Supply	$6.04	$6.01	$2.82
Northeast Refining System	$5.20	$6.08	$2.72
Toledo Refinery	$8.13	$6.17	$3.07
Tulsa Refinery	$7.49	$4.87	$2.77
Wholesale sales** (thousands of barrels daily):			
To unaffiliated customers:			
Gasoline	137.5	145.0	169.1
Middle distillates	205.7	219.5	227.3
Residual fuel	59.8	55.6	56.2
Petrochemicals	13.5	13.4	14.0
Lubricants	9.3	8.5	7.7
Other	52.8	52.0	51.6
	478.6	494.0	525.9
To affiliates (primarily gasoline)	287.6	263.7	252.5
	766.2	757.7	778.4
Crude unit capacity (thousands of barrels daily) at December 31	730.0	730.0	730.0
Crude unit capacity utilized	94%	92%	93%
Conversion capacity*** (thousands of barrels daily) at December 31	306.7	306.7	306.7
Conversion capacity utilized	90%	88%	93%

* Includes losses of $29 million for the nine months ended September 30, 2000 and $16 million for the year 1999 attributable to Value Added and Eastern Lubricants operations.

** Excludes amounts attributable to Value Added and Eastern Lubricants operations.

*** Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products.

† Wholesale sales price less cost of crude oil, other feedstocks, product purchases and related terminalling and transportation.

Refining and Supply operating results decreased $27 million in 2001 largely due to lower realized margins for wholesale fuels in the Northeast and petrochemicals produced across the refinery system and higher refinery fuel costs. Partially offsetting these negative factors were higher margins for wholesale fuels in the MidContinent and base oils produced at the Tulsa refinery, a 7.7 million barrel, or 3 percent, increase in production to record levels and the absence of a $29 million operating loss from Sunoco's Value Added and Eastern Lubricants operations for the first nine months of 2000.

Refining and Supply operating results increased $395 million in 2000 due to significantly higher realized margins, which increased $3.19 per barrel versus 1999. Despite much higher crude oil and transportation costs, margins for most wholesale fuel products, particularly distillates and gasoline, were up sharply from 1999 levels. In addition, base oil lubricant margins improved while margins for specialty oil lubricant products declined. Higher expenses, largely related to increased natural gas fuel costs, partially offset the overall margin improvement. Production levels were 3.7 million barrels, or 1 percent, lower in 2000 due to a substantial amount of scheduled and unscheduled refinery downtime during the year, which included turnarounds of the Marcus Hook and Toledo refineries' catalytic crackers and associated processing units as well as a crude unit at the Philadelphia refinery. Production levels in 1999 were adversely impacted by a voluntary cutback in production of low-value products in response to the low margin environment in 1999, a shutdown of a crude unit at the Philadelphia refinery due to flooding caused by Hurricane Floyd and both planned and unplanned maintenance activities at the Toledo refinery.

During 2000, Sunoco announced its intention to sell its Value Added and Eastern Lubricants operations and recorded a $123 million after-tax charge to write down the assets held for sale to their estimated values. In connection therewith, Sunoco sold its lubricants marketing assets in March 2001, closed its lubricants blend plants in Marcus Hook,

PA, Tulsa, OK and Richmond, CA in July 2001 and sold the Puerto Rico refinery in December 2001, which concluded the lubricants restructuring plan. As part of the restructuring, in 2001, Sunoco recorded a $10 million after-tax accrual for required exit costs, an $11 million after-tax accrual for employee terminations and an $11 million after-tax gain on the sale of the Puerto Rico refinery. These amounts, as well as the $123 million after-tax asset write-down, are reported as part of the Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements). During 2000, Sunoco also reversed into income the remaining $4 million after-tax loss accrual established in 1996 related to an MTBE purchase commitment. This amount is also reported as part of the Write-Down of Assets and Other Matters.

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 21 states on the East Coast and in the Midwest region of the United States.

	2001	2000	1999
Income (millions of dollars)	**$98**	$77	$72
Retail margin* (per barrel):			
Gasoline	**$4.27**	$3.87	$3.67
Middle distillates	**$4.72**	$4.97	$4.10
Sales (thousands of barrels daily):			
Gasoline	**244.1**	225.3	216.6
Middle distillates	**35.0**	31.7	28.9
	279.1	257.0	245.5
Retail gasoline outlets	**4,151**	3,635	3,538

* Retail sales price less wholesale price and related terminalling and transportation costs. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

Retail Marketing operating results increased $21 million in 2001 primarily due to higher retail gasoline margins, which were up 1 cent per gallon versus 2000, and higher retail gasoline sales volumes, which increased 8 percent versus 2000 largely due to acquisitions of retail outlets from The Coastal Corporation. Higher non-gasoline income and increased earnings from retail heating oil operations also contributed to the improvement in operating results. Partially offsetting these positive factors was an increase in marketing and administrative expenses largely from the recently acquired Coastal outlets as well as from increases in retail gasoline sales volumes and non-gasoline income at other company-operated locations.

During 2001, Sunoco acquired 473 retail gasoline outlets and related working capital from The Coastal Corporation for $59 million. These outlets, which include approximately 150 convenience-store locations, are located in the northeastern and southeastern sections of the United States.

Retail Marketing operating results increased $5 million in 2000 primarily due to higher retail gasoline margins, which increased less than 1 cent per gallon versus 1999, and a 4 percent increase in retail gasoline sales volumes. Higher distillate volumes and margins and higher average convenience store sales also contributed to the increase. Partially offsetting these positive factors was a planned increase in marketing and administrative expenses.

Chemicals

The Chemicals business manufactures commodity and intermediate petrochemicals primarily at its Philadelphia cumene and phenol facilities, at its Mont Belvieu, TX joint venture MTBE facility ("BEF"), at its Marcus Hook Epsilon Products Company, LLC joint venture polypropylene facility ("Epsilon") and at the chemical plants acquired from

Aristech located in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX.

	2001	2000	1999
Income (millions of dollars)	$6	$16	$29
Margin* (cents per pound):			
All products	6.5¢	4.3¢	5.2¢
Phenol and related products**	8.0¢	4.5¢	6.7¢
Polypropylene***	8.9¢	—¢	—¢
Sales (millions of pounds):			
Phenol and related products (including bisphenol-A)	2,605	1,771	1,744
Polypropylene***	1,384	—	—
Plasticizers	532	—	—
Propylene	715	761	747
Other	175	297	289
	5,411	2,829	2,780

* Wholesale sales price less the cost of feedstocks and product purchases. The margin for all chemical products has also been reduced by related terminalling and transportation costs.

** Consists of margin for phenol and byproducts divided by phenol sales volumes. Excludes margins and sales volumes attributable to a long-term, cost-based contract with Honeywell International, Inc.

*** Excludes Epsilon Products Company, LLC polypropylene joint venture.

Chemicals operating results decreased $10 million in 2001 primarily due to a $15 million loss from Aristech's operations. Contributing to the decline were reduced product demand which adversely impacted production volumes and lower equity income from Sunoco's joint venture chemical operations. Pretax equity income (loss) from the BEF and Epsilon joint ventures amounted to $5 and $(11) million, respectively, in 2001 compared to $12 and $(1) million, respectively, in 2000. Partially offsetting these negative factors were higher margins for phenol and related products.

Chemicals income decreased $13 million in 2000 primarily due to lower margins for phenol and related products, partially offset by increased income from the Company's MTBE joint venture and higher production of phenol and cumene.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech, a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $506 million in cash and the assumption of $163 million in debt. The purchase price included $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed upon thresholds through 2006. In connection with the transaction, Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mitsubishi has provided polypropylene margin protection in 2001 of up to $6.5 million per quarter. Any earn out or margin hedge payments/receipts would be treated as adjustments to the purchase price. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's operations for the first nine months and will receive an additional $6.5 million in the first quarter of 2002 related to the fourth quarter's operations. These payments are being reflected as reductions in the purchase price when received. In addition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities for the business arising out of or related to the period prior to closing.

Effective June 15, 2000, Sunoco entered into the Epsilon joint venture which combined its polymer-grade propylene operations at the Marcus Hook refinery with the adjacent polypropylene business owned by Epsilon Products Company. In October 2001, Sunoco entered into an agreement with Epsilon under which Sunoco assumed responsibility for general administration, sales and support functions on the joint venture's behalf. Under this agreement, the joint venture's production is marketed under the Sunoco name in combination with production from Sunoco's own polypropylene plants. This new operating structure is expected to improve the joint venture's commercial position by lowering operating and administrative costs and realizing synergies in the marketing functions.

Sunoco supplies substantially all of the refinery-grade propylene and other feedstocks used by Epsilon in its production of polypropylene under a long-term supply contract with prices based on market conditions at time of delivery. Sunoco's sales to Epsilon totaled $93 million during 2001. This supply arrangement is beneficial to Sunoco since it enables Chemicals to make these sales to an adjacent customer rather than seeking an alternative outlet for this production in the propylene market on the Gulf Coast of the United States. The joint venture currently has a $120 million term loan and $34 million outstanding under a $40 million revolving credit facility. Both of these borrowings are guaranteed by Sunoco. If polypropylene market conditions do not improve, Sunoco and its partner could be required to make capital contributions to the joint venture to fund any future cash deficiency in excess of the amount available under the revolving credit facility. At December 31, 2001, Sunoco's investment in Epsilon consisted of a $34 million equity interest and an $18 million subordinated note which bears interest at 12 percent.

Logistics

The Logistics business operates refined product and crude oil pipelines and engages in crude oil terminalling operations and crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States.

	2001	2000	1999
Income (millions of dollars)	$42	$46	$51
Pipeline throughput (thousands of barrels daily):			
Unaffiliated customers	615	748	721
Affiliated customers	1,076	1,052	981
	1,691	1,800	1,702

Logistics income decreased $4 million in 2001 primarily due to lower volumes associated with crude oil pipeline operations, lower storage revenue at the Company's Nederland marine crude oil terminal, higher depreciation expense and the adverse impact of higher ad valorem taxes. Partially offsetting these negative factors were higher revenues on the Eastern refined product pipeline system. In 2000, Logistics income decreased $5 million primarily due to higher operating and administrative expenses and lower results from joint venture pipeline operations.

Coke

The Coke business makes high-quality, blast furnace coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility.

	2001	2000	1999
Income (millions of dollars)	$61	$61	$60
Coke sales (thousands of tons)	2,002	2,011	1,854

Coke income was essentially unchanged in 2001 as an increase in tax benefits recognized was offset by lower coke margins at Jewell. In 2000, Coke income increased $1 million primarily due to higher overall coke margins and volumes and an increase in tax benefits recognized, partially offset by the absence of a $7 million after-tax gain associated with the divestment in February 1999 of Shamrock Coal Company ("Shamrock"), Coke's steam coal mining operation located in Kentucky. With the Shamrock divestment, Coke ceased steam coal mining activities.

The Coke business has third-party investors in its Jewell and Indiana Harbor cokemaking operations who are currently entitled to 98 and 95 percent, respectively, of the cash flows and tax benefits from the respective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jewell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent.

The Jewell and Indiana Harbor cokemaking operations each generate significant nonconventional fuel credit and other tax benefits that can be used to reduce federal income taxes. The Coke business' after-tax income attributable to these items was $48, $47 and $42 million in 2001, 2000 and 1999, respectively. Virtually all of this income is recognized when the nonconventional fuel credit and other tax benefits are allocated to the third-party investors. The after-tax expense attributable to the investors' preferential returns, which is included in Net Financing Expenses and Other in the Earnings Profile of Sunoco Businesses, totalled $21, $14 and $12 million in 2001, 2000 and 1999, respectively.

Under the current tax law, credits attributable to a portion of the coke oven production at Jewell expire at the end of 2002. The expiration of these credits is expected to result in a decline in Coke income of $6 million after tax beginning in 2003. The remainder of the coke production at Jewell and all of the production at Indiana Harbor are eligible to generate credits through 2007.

Substantially all coke sales are made under long-term contracts with National Steel Corporation ("National") and Ispat Inland Inc. ("Ispat"), both of which have credit ratings below investment-grade. Competition from foreign steelmakers and an economic slowdown have had a particularly adverse impact on the U.S. steel industry. As a result, a number of other steel companies have recently filed for bankruptcy protection. In response to these events, the U.S. International Trade Commission recently issued a report indicating that the U.S. steel industry has been harmed by foreign steel imports. Therefore, the U.S. government is providing economic relief for the industry, including tariffs and limitations on foreign imports.

In late February 2002, National failed to make a required payment to the Coke business for its January shipments and further shipments to National were suspended. National subsequently filed for Chapter 11 bankruptcy protection in early March 2002. Amounts due from National, which relate to sales during 2002, total $6 million. If National does not fulfill its contractual commitments to the Coke business, the selling price of coke is expected to be significantly lower than National's current contract price. The Coke business has committed that, until the third-party preferential return period ends, it will use best efforts to operate the Jewell plant at capacity and sell the Jewell production to third parties. Management believes that there is sufficient demand to sell this production for the remainder of 2002 and that lower selling prices could adversely impact the Coke business' 2002 income by approximately $5-$10 million. In addition, the preferential return period of the third-party investor at Jewell could be extended beyond 2007.

Ispat has given no indication that it will not perform under its contract. However, in the event of its nonperformance, the Coke business' results of operations and cash flows may be adversely affected and the period during which the third-party investor at Indiana Harbor is entitled to preferential returns could be extended. (See Note 13 to the consolidated financial statements.)

Net Financing Expenses and Other—Net financing expenses and other increased $26 million in 2001 largely due to financing costs attributable to the Aristech acquisition and lower capitalized interest. In 2000, net financing expenses and other decreased $4 million largely attributable to higher capitalized interest and higher interest income.

Income Tax Settlements—During 2001 and 2000, Sunoco settled certain federal income issues which increased net income by $21 and $117 million, respectively. (See Note 2 to the consolidated financial statements.)

Insurance Litigation Settlements—In 2000 and 1999, Sunoco recognized $5 and $47 million, respectively, of after-tax gains in connection with settlements of several insurance claims. The claims related to certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, arising from ownership and operation of its businesses. (See Note 2 to the consolidated financial statements.)

Write-Down of Assets and Other Matters—During 2001, Sunoco recorded a $23 million after-tax charge for employee terminations and other required exit costs primarily related to the disposal of its Value Added and Eastern Lubricants operations, established an $11 million after-tax accrual for environmental remediation activities principally in Retail Marketing, recorded an $11 million after-tax gain on the sale of the Company's Puerto Rico refinery and reversed an $11 million after-tax accrual for warranty claims and other contingent liabilities established in connection with the disposal of the Company's real estate business.

During 2000, Sunoco recorded a $123 million after-tax charge to write down the lubricants assets held for sale in its Value Added and Eastern Lubricants operations to their estimated values, established after-tax accruals totalling $19 million for employee terminations throughout the organization, reversed into income the remaining $4 million after-tax loss accrual related to a Refining and Supply MTBE purchase commitment and recorded an $11 million after-tax provision to write-down the Chemicals Brandenburg, KY, ethylene oxide plant and recognize related shut-down costs.

During 1999, Sunoco recorded a $9 million after-tax charge for the settlement of litigation concerning the May 1998 redemption of the Company's depositary shares and recorded an $8 million after-tax favorable adjustment to a market valuation reserve established in 1998 for MTBE inventory of Refining and Supply.

For a further discussion of the provisions for write-down of assets and other matters recorded during the 1999-2001 period, see Notes 3 and 14 to the consolidated financial statements.

Discontinued Operations—During 2000, Sunoco recorded an $11 million after-tax favorable adjustment to the gain on divestment of Sunoco's international oil and gas production business which was sold in 1996. (See Note 5 to the consolidated financial statements.)

Analysis of Consolidated Statements of Income

Revenues—Total revenues were $14.14 billion in 2001, $14.75 billion in 2000 and $10.22 billion in 1999. The 4 percent decrease in 2001 was primarily due to lower refined product prices and sales volumes and the absence of the income tax settlement gain in 2000. The decline in sales volumes was largely attributable to lower sales from the Company's Value Added and Eastern Lubricant operations, which were sold during 2001. Partially offsetting these decreases were higher chemical sales volumes as a result of the Aristech acquisition and higher consumer excise taxes. In 2000, the 44 percent increase was primarily due to significantly higher refined product prices.

Costs and Expenses—Total pretax costs and expenses were $13.56 billion in 2001, $14.16 billion in 2000 and $10.07 billion in 1999. The 4 percent decrease in 2001 was primarily due to lower crude oil and refined product acquisition costs and a decrease in the provision for write-down of assets and other matters, partially offset by costs and expenses attributable to Aristech's operations, higher refinery fuel costs and higher consumer excise taxes. In 2000, the 41 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs, largely as a result of crude oil price increases, and to the increase in the provision for write-down of assets and other matters.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2001, Sunoco had cash and cash equivalents of $42 million compared to $239 million at December 31, 2000 and had a working capital deficit of $268 million compared to working capital of $37 million at December 31, 2000. Sunoco's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeds their carrying value at December 31, 2001 by $516 million. Inventories valued at LIFO, which consist of crude oil, and petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows and Financial Capacity—In 2001, Sunoco's net cash provided by operating activities ("cash generation") was $779 million compared to $778 million in 2000 and $499 million in 1999. The $1 million increase in cash generation in 2001 was largely due to higher deferred income tax expense and the liquidation of working capital in connection with the disposal of the lubricants assets. Partially offsetting these positive factors were a decrease in income before special items, the absence in 2001 of cash proceeds received in 2000 in connection with the settlement of several federal income tax issues and a decrease in proceeds received from insurance litigation settlements. An increase in inventories and lower net payables due to the decline in crude oil prices also adversely impacted cash generation in 2001. The $279 million increase in cash generation in 2000 was largely due to an increase in income before special items and the receipt of proceeds from the settlement of several federal income tax issues, partially offset by an increase in working capital uses pertaining to operating activities and a decrease in proceeds received from insurance litigation settlements.

Divestment activities have also been a source of cash. During the 1999-2001 period, proceeds from divestments totalled $157 million.

In 2000, Sunoco transferred an additional interest in its Jewell cokemaking operation to a third-party investor for $214 million in cash. Sunoco did not recognize any gain or loss on this transaction. (See Note 13 to the consolidated financial statements.)

Management believes that future cash generation will be sufficient to satisfy Sunoco's ongoing capital requirements and to pay the current level of cash dividends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude oil, natural gas, refined product and chemical markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

In June 2001, a wholly owned subsidiary of the Company entered into a five-year accounts receivable securitization facility under which the subsidiary may sell on a revolving basis up to a $200 million undivided interest in a designated pool of certain Sunoco accounts receivable. No receivables have been sold under this facility.

The Company has a $500 million revolving credit agreement ("Revolver") with commercial banks that provides access to short-term financing through September 2002. The Company is in the process of establishing a replacement facility. The Company can borrow directly from the participating banks under the Revolver or use it to support the issuance of commercial paper. (See Note 10 to the consolidated financial statements.)

The Company has a shelf registration statement which provides the Company with financing flexibility to offer senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. On March 29, 2001, the Company issued $200 million of 6¾ percent 10-year bonds, leaving $1,300 million available under this shelf registration statement. The proceeds from this borrowing were used to repay outstanding debt. The amount and timing of any additional financings will depend upon market conditions and the Company's funding requirements.

The following table sets forth Sunoco's outstanding borrowings:

(Millions of Dollars)	December 31 2001	2000
Short-term borrowings—commercial paper	$ 299	$ —
Current portion of long-term debt	3	2
Long-term debt	1,142	933
Total borrowings	$1,444	$935

Sunoco's ratio of debt (net of cash and cash equivalents) to total capital was 46.1 percent at December 31, 2001 compared to 29.0 percent at December 31, 2000. This increase was primarily due to the Aristech acquisition. Management believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. No commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sunoco's unused financial capacity. In addition, the Company has the option of issuing additional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so.

The following table sets forth the aggregate amount of long-term debt maturities, future annual rentals applicable to noncancellable operating leases and the fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility:

(Millions of Dollars)	Payment Due Dates 2002	2003-2005	Thereafter	Total
Long-term debt	$ 3	$109	$1,033	$1,145
Operating leases	96	185	244	525
Unconditional purchase obligations	10	25	79	114
	$109	$319	$1,356	$1,784

Sunoco Logistics Partners L.P.—In February 2002, the Company contributed a substantial portion of its logistics business to Sunoco Logistics Partners L.P., its recently formed master limited partnership (the "Partnership"), in exchange for a 73.2 percent limited partner interest and a 2 percent general partner interest in the Partnership, and a $245 million special distribution, representing the estimated net proceeds from the Partnership's sale of ten-year senior notes. The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit.

The Partnership will distribute to its general and limited partners all cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership's business; comply with applicable law, any of the Partnership's debt instruments or other agreements; pay fees and expenses (including payments to the general partner) or; provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters. The minimum quarterly distribution is 2 percent of all available cash to the general partner and $.45 per limited partnership unit, or a total of $42 million per year. Sunoco's 17.01 million limited partnership units consist of 5.63 million common units and 11.38 million subordinated units. Distributions on Sunoco's subordinated units are payable only after the minimum quarterly distribution for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units when certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met.

Proceeds from the offering, which totalled an estimated $102 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital amounts that were not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Partnership's formation. The proceeds from the liquidation and from the special distribution were used by Sunoco for general corporate purposes, including the repayment of outstanding commercial paper. The accounts of the Partnership continue to be included in Sunoco's consolidated financial statements. No gain or loss was recognized on this transaction.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These commitments represent approximately 90 to 95 percent of Sunoco's usage of the various assets during 2001 and would generate approximately $115 million of revenue for the Partnership. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco's minimum obligation for the year had been met. Sunoco's obligations under these agreements may be reduced or suspended under certain circumstances. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and indemnifications by Sunoco for certain environmental, toxic tort and other liabilities.

Capital Expenditures and Acquisitions

The following table sets forth Sunoco's planned and actual capital expenditures:

(Millions of Dollars)	2002 Plan	2001	2000	1999
Refining and Supply	$268	$122	$257*	$158*
Retail Marketing	166	114**	139	122
Chemicals	32	30***	21	43
Logistics	43	61	43	41†
Coke	8	4	5	10
Consolidated capital expenditures	$517	$331	$465	$374

* Includes $16 million in both 2000 and 1999 attributable to the Value Added and Eastern Lubricants operations.

** Excludes $59 million purchase from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States and related working capital.

*** Excludes $649 million acquisition of Aristech Chemical Corporation and related working capital.

† Excludes $36 million purchase of the crude oil transportation and marketing operations of Pride Companies, L.P. and related working capital.

The 2002 capital expenditure plan includes $318 million for base infrastructure, maintenance and regulatory spending, $91 million for turnarounds at the Company's refineries and $108 million for income improvement projects. The income improvement projects include expenditures to improve refinery technology and efficiency, and grow Sunoco's retail network.

The planned capital expenditures attributable to retail marketing income improvement projects include an estimated $40 million of projected outlays in 2002 to build approximately 50 additional retail gasoline outlets in connection with an ongoing agreement with Wal-Mart Stores, Inc. The agreement enables Sunoco to build and operate outlets at selected existing and future Wal-Mart locations in nine eastern states. In 2003 and beyond, Sunoco expects to add up to 100 new sites annually at Wal-Mart locations. In addition to gasoline, these sites offer customers a limited selection of convenience store merchandise.

In addition to the Aristech acquisition and the purchase of retail gasoline outlets from The Coastal Corporation, the 2001 capital expenditures included $233 million for base infrastructure and legally required spending, $54 million for turnarounds at the Company's refineries and $44 million for income improvement projects. The income improvement projects included expenditures to improve refinery efficiency, grow Sunoco's retail marketing network and expand certain logistics assets.

In 2000, capital expenditures included: $298 million for base infrastructure and legally required spending; $81 million for the turnaround of numerous units throughout the Company's refinery network; and $86 million for income improvement projects. The income improvement projects included outlays to upgrade or acquire additional Sunoco® retail marketing locations.

In 1999, in addition to the $36 million acquisition of the Pride crude oil transportation and marketing operations, major capital outlays included: $29 million to complete the turnaround and the first phase of an oxidizer unit replacement project at the Philadelphia phenol facility; $68 million primarily to upgrade or acquire additional Sunoco® retail marketing locations in the Northeast; and $35 million related to the reimaging program at the Company's retail service station network.

Environmental Matters

Sunoco is subject to numerous federal, state and local laws and regulations which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and expense nature. The following table summarizes Sunoco's expenditures for environmental projects and compliance activities:

(Millions of Dollars)	**2001**	2000	1999
Pollution abatement capital*	**$ 45**	$ 52	$ 33
Remediation	**41**	40	35
Operations, maintenance and administration	**158**	156	155
	$244	$248	$223

* Capital expenditures for pollution abatement are expected to approximate $55 and $115 million in 2002 and 2003, respectively.

In December 1999, the U.S. Environmental Protection Agency ("EPA") adopted a rule under the Clean Air Act which phases in limitations on the sulfur content of gasoline beginning in 2004 and, in January 2001, adopted another rule which will require limitations on the allowable sulfur content of diesel fuel beginning in 2006. The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its operations primarily with respect to the capital and operating expenditures at the Philadelphia, Marcus Hook and Toledo refineries. Most of the capital spending is likely to occur in the 2002-2006 period, while the higher operating costs will be incurred when the low-sulfur fuels are produced. The Company estimates that the total capital outlays to comply with the new gasoline and diesel requirements will be in the range of $300-$400 million. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the banking and trading credit systems, production mix, timing uncertainties created by permitting requirements and construction schedules and any effect on prices created by changes in the level of gasoline and diesel fuel production.

Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act's New Source Review and Prevention of Significant Deterioration ("NSR/PSD") program. These enforcement initiatives have been targeted at industries that have large manufacturing facilities and that are significant sources of emissions, such as the refining, paper and pulp, and electric power generating industries. The basic premise of the enforcement initiative is the EPA's assertion that many of these industrial establishments have modified or expanded their operations over time without complying with NSR/PSD regulations that require permits and new emission controls in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds. As part of this on-going NSR/PSD enforcement initiative, the EPA has entered into consent agreements with several refiners that require the refiners to make significant capital expenditures to install emissions control equipment at selected facilities. The cost of the required emissions control equipment could be significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000 in connection with the NSR/PSD enforcement initiative pertaining to its four refineries and its phenol facility in Philadelphia, PA. Sunoco has completed its response to the requests and has provided additional clarification requested by the EPA, which is focusing solely on the refineries at this time. Sunoco has received notices of violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. Sunoco is currently evaluating its position. Although Sunoco does not believe that it has violated any NSR/PSD requirements, as part of this initiative, Sunoco could be required to make significant capital expenditures, operate these refineries at reduced levels and pay significant penalties.

The EPA is also reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning MTBE. MTBE is the primary oxygenate used by Sunoco and the industry to meet reformulated gasoline requirements under the Clean Air Act. Congress is considering several pieces of legislation that would prohibit, phase-down or regulate the use of MTBE. The EPA is also seeking legislative and/or regulatory changes on the use of oxygenates. Several states, including some in Sunoco's marketing territory, have laws banning the use of MTBE beginning in 2003 and 2004; however, litigation was initiated challenging the legislation in California and New York. An initial court decision on a case brought by a trade association has upheld New York's law banning MTBE. In addition, the EPA rejected California's request for a waiver of the federal oxygenate mandate. Numerous other states continue to explore options concerning MTBE, including bans, restrictions on use or opting out of the EPA's reformulated fuels program. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco to recover its costs in the marketplace. A wholly owned subsidiary of the Company is a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. At December 31, 2001, the Company had a $54 million investment in this operation. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned.

During 2001, the EPA issued its final rule addressing emissions of toxic air pollutants from mobile sources (the Mobile Source Air Toxics ("MSAT") Rule). The rule is currently being challenged by certain environmental organizations and a number of states, and by a member of the petroleum industry. It requires refiners to produce gasoline which maintains their average 1998-2000 gasoline toxic emission performance level. If the rule survives the challenges and if MTBE is banned, it could result in additional expenditures or reductions in reformulated gasoline production levels.

Cleanup of groundwater aquifers contaminated by MTBE will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. In connection with these new requirements, Sunoco increased its accruals for remediation at certain sites during 2001. While actual cleanup costs for specific sites are variable and depend on many factors, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

Private litigants, purportedly on behalf of various classes of private well owners in numerous states, filed product liability class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contaminated the groundwater. The Judicial Panel on Multidistrict Litigation consolidated several federal court MTBE class action cases from New York and other states (*In re: Methyl Tertiary*

Butyl Ether ("MTBE") Products Liability Litigation; MDL No. 1358; Master File No. 00 Civ. 1898 (SAS)). MDL 1358 consists of five consolidated cases, and Sunoco was named as a defendant in the three cases that were filed in New York. In response to motions to dismiss that had been filed, the judge issued an opinion and order that applies to all five cases. The judge dismissed the claims of the class of plaintiffs who have not tested their wells and thus do not know whether there is MTBE contamination (the "non-test class") or who have tested their wells and found no MTBE contamination (the "non-contaminated class"). Because all the class plaintiffs in *La Susa, et al. v. Amerada Hess, et al.* (one of the three New York cases) were in either the non-test class or the non-contaminated class, the La Susa case was dismissed. The other two New York cases are ongoing.

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act ("RCRA"), and related federal and state laws subject Sunoco to the potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at Sunoco's facilities and at third-party or formerly owned sites. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2001, Sunoco had been named as a PRP at 46 sites identified or potentially identifiable as "Superfund" sites under federal or state law.

Under various environmental laws, including RCRA, Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites and could be required to undertake similar actions at various other sites.

Sunoco establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. For a discussion of the accrued liabilities and charges against income related to these activities, see Note 14 to the consolidated financial statements.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at multi-party sites, if any, in light of the number, participation level and financial viability of other parties.

Management believes that the environmental matters discussed above are potentially significant with respect to results of operations or cash flows for any one year. However, management does not believe that such matters will have a material impact on Sunoco's consolidated financial position or, over an extended period of time, on Sunoco's cash flows or liquidity.

Derivative Instruments

Sunoco uses futures and forward contracts from time to time to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales to fixed or floating prices. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable margins for various refined products. Sunoco does not hold or issue derivative instruments for trading purposes.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts; however, such risk would be mitigated by price changes in the underlying hedged transactions. At December 31, 2001, Sunoco had accumulated net derivative losses, before income taxes, of $6 million on its open derivative contracts. The potential incremental loss on these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2001 was estimated to be $3 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts. The Company also had accumulated net derivative losses, before income taxes, of $3 million at December 31, 2001 on closed options and futures contracts, which relate to hedged transactions occurring in 2002.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. (See Note 17 to the consolidated financial statements.)

Effective January 1, 2001, derivative contracts are accounted for using derivative accounting as prescribed by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The impact of the new derivative accounting on Sunoco's consolidated net income during 2001 was not material.

Cash Dividends and Share Repurchases

The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1999-2001 period, the quarterly cash dividend paid on common stock amounted to $.25 per share ($1.00 per year). The Company expects to continue to sustain the quarterly common stock cash dividend at its current level.

During the 1999-2001 period, the Company repurchased 16.6 million shares of its common stock for $556 million. At December 31, 2001, the Company had a remaining authorization from its Board of Directors to purchase up to $304 million of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

Critical Accounting Policies

Disclosure of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including environmental matters (see pages 21-23 and Note 14 to the consolidated financial statements) and defined benefit plans (see page 9 and Note 12 to the consolidated financial statements). In addition, detailed information concerning the Company's Coke business, including the accounting for minority investments in cokemaking operations and concentrations of credit risk in this business are included on pages 15-16 of the Management's Discussion and Analysis and in Notes 1, 2 and 13 to the consolidated financial statements.

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2001, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Statements and financial discussion and analysis contained in this Annual Report to Shareholders that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although Sunoco believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

- Changes in industry-wide refined product and chemical margins;
- Variation in commodity prices and crude oil supply;
- Volatility in the marketplace which may affect market supply and demand for Sunoco's products;
- Increased competition and changes in competitive practices;
- Changes in the reliability and efficiency of the Company's operating facilities or those of third parties;
- Changes in the level of operating expenses and hazards common to operating facilities (including equipment malfunction, explosions, fires, oil spills, and the effects of severe weather conditions);
- Changes in the expected level of environmental remediation spending;
- Delays related to work on facilities and the issuance of applicable permits;
- Changes in product specifications;
- Availability and pricing of oxygenates such as MTBE;
- Phase-outs or restrictions on the use of MTBE;
- Political and economic conditions in the markets in which the Company operates, including the impact of potential terrorist acts;
- Changes in the availability of debt and equity financing resulting in increased costs or reduced liquidity;
- Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;
- Risks related to labor relations;
- Nonperformance by major customers or suppliers;
- General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;
- Changes in applicable statutes and government regulations or their interpretations;
- Claims of the Company's noncompliance with statutory and regulatory requirements; and
- Changes in the status of litigation to which the Company is a party.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by Sunoco. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. All forward-looking statements included in this Annual Report to Shareholders are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

Consolidated Statements of Income

Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares Except Per Share Amounts)

For the Years Ended December 31	2001	2000	1999
Revenues			
Sales and other operating revenue (including consumer excise taxes)	$14,063	$14,514	$10,045
Interest income	9	14	7
Other income (Note 2)	71	224	172
	14,143	14,752	10,224
Costs and Expenses			
Cost of products sold and operating expenses	10,699	11,349	7,599
Consumer excise taxes	1,741	1,636	1,583
Selling, general and administrative expenses	566	502	455
Depreciation, depletion and amortization	321	298	276
Payroll, property and other taxes	103	79	77
Provision for write-down of assets and other matters (Note 3)	23	214	2
Interest cost and debt expense	103	82	84
Interest capitalized	—	(4)	(2)
	13,556	14,156	10,074
Income from continuing operations before income tax expense	587	596	150
Income tax expense (Note 4)	189	185	53
Income from continuing operations	398	411	97
Income from discontinued operations (Note 5)	—	11	—
Net Income	$ 398	$ 422	$ 97
Earnings Per Share of Common Stock:			
Basic:			
Income from continuing operations	$4.92	$4.72	$1.07
Income from discontinued operations	—	.13	—
Net income	$4.92	$4.85	$1.07
Diluted:			
Income from continuing operations	$4.85	$4.70	$1.07
Income from discontinued operations	—	.12	—
Net income	$4.85	$4.82	$1.07
Weighted Average Number of Shares Outstanding (Note 6):			
Basic	80.9	87.0	90.3
Diluted	82.0	87.5	91.0
Cash Dividends Paid Per Share of Common Stock	$1.00	$1.00	$1.00

(See Accompanying Notes)

Consolidated Balance Sheets

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

At December 31	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 42	$ 239
Accounts and notes receivable, net	700	890
Inventories (Note 7)	652	460
Deferred income taxes (Note 4)	116	94
Total Current Assets	1,510	1,683
Investments and long-term receivables (Note 8)	165	170
Properties, plants and equipment, net (Note 9)	4,099	3,390
Deferred charges and other assets	158	183
Total Assets	$ 5,932	$ 5,426
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 986	$ 1,052
Accrued liabilities	351	377
Short-term borrowings (Note 10)	299	—
Current portion of long-term debt (Note 11)	3	2
Taxes payable	139	215
Total Current Liabilities	1,778	1,646
Long-term debt (Note 11)	1,142	933
Retirement benefit liabilities (Note 12)	401	385
Deferred income taxes (Note 4)	551	250
Other deferred credits and liabilities (Notes 13 and 14)	418	510
Commitments and contingent liabilities (Note 14)		
Shareholders' Equity (Notes 15 and 16)		
Common stock, par value $1 per share Authorized—200,000,000 shares; Issued, 2001—133,795,605 shares; Issued, 2000—132,375,428 shares	134	132
Capital in excess of par value	1,446	1,403
Earnings employed in the business	2,266	1,950
Accumulated other comprehensive loss	(28)	—
Common stock held in treasury, at cost 2001—58,266,818 shares; 2000—47,543,822 shares	(2,176)	(1,783)
Total Shareholders' Equity	1,642	1,702
Total Liabilities and Shareholders' Equity	$ 5,932	$ 5,426

(See Accompanying Notes)

Consolidated Statements of Cash Flows

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

For the Years Ended December 31	2001	2000	1999
Increases (Decreases) in Cash and Cash Equivalents			
Cash Flows from Operating Activities:			
Net income	$ 398	$ 422	$ 97
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations	—	(11)	—
Gain on settlement of insurance litigation, net of cash received	—	—	(23)
Provision for write-down of assets and other matters	23	214	2
Miscellaneous coke income, net (Note 13)	(37)	(46)	(47)
Gain on divestments	(5)	(5)	(16)
Depreciation, depletion and amortization	321	298	276
Deferred income tax expense	203	66	50
Changes in working capital pertaining to operating activities, net of effect of acquisitions:			
Accounts and notes receivable	357	(57)	(271)
Inventories	(59)	(63)	103
Accounts payable and accrued liabilities	(293)	(82)	354
Taxes payable	(110)	75	11
Other	(19)	(33)	(37)
Net cash provided by operating activities	779	778	499
Cash Flows from Investing Activities:			
Capital expenditures	(331)	(465)	(374)
Acquisitions, net of debt assumed of $163 in 2001 and $5 in 1999 (Note 18)	(545)	—	(31)
Proceeds from divestments	47	36	74
Other	(4)	(7)	(21)
Net cash used in investing activities	(833)	(436)	(352)
Cash Flows from Financing Activities:			
Net proceeds from (repayments of) short-term borrowings	299	(150)	30
Proceeds from issuance of long-term debt	200	—	200
Repayments of long-term debt	(152)	—	(218)
Proceeds from transferred interest in cokemaking operations	—	214	—
Cash distributions to investors in cokemaking operations	(56)	(27)	(4)
Cash dividend payments	(82)	(87)	(90)
Purchases of common stock for treasury	(393)	(144)	(19)
Proceeds from issuance of common stock under management incentive and employee option plans	41	6	4
Other	—	(2)	(1)
Net cash used in financing activities	(143)	(190)	(98)
Net increase (decrease) in cash and cash equivalents	(197)	152	49
Cash and cash equivalents at beginning of year	239	87	38
Cash and cash equivalents at end of year	$ 42	$ 239	$ 87

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders' Equity

(Dollars in Millions, Shares in Thousands) Sunoco, Inc. and Subsidiaries

		Shareholders' Equity						
		Common Stock					Common Stock Held in Treasury	
	Comprehensive Income	Number of Shares	Par Value	Capital in Excess of Par Value	Earnings Employed in the Business	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 1998		132,026	$132	$1,393	$1,608	$—	41,622	$1,619
Net income	$ 97	—	—	—	97	—	—	—
Cash dividend payments	—	—	—	—	(90)	—	—	—
Purchases for treasury	—	—	—	—	—	—	669	19
Issued under management incentive and employee option plans	—	145	—	4	—	—	—	—
Other	—	1	—	—	—	—	12	—
Total	$ 97							
At December 31, 1999		132,172	$132	$1,397	$1,615	$—	42,303	$1,638
Net income	$422	—	—	—	422	—	—	—
Cash dividend payments	—	—	—	—	(87)	—	—	—
Purchases for treasury	—	—	—	—	—	—	5,203	144
Issued under management incentive and employee option plans	—	203	—	6	—	—	—	—
Other	—	—	—	—	—	—	38	1
Total	$422							
At December 31, 2000		132,375	$132	$1,403	$1,950	$—	47,544	$1,783
Net income	$398	—	—	—	398	—	—	—
Other comprehensive loss, net of related income taxes:								
Minimum pension liability adjustment	(21)	—	—	—	—	(21)	—	—
Net hedging losses (Note 17)	(11)	—	—	—	—	(11)	—	—
Reclassifications of net hedging losses to earnings	4	—	—	—	—	4	—	—
Cash dividend payments	—	—	—	—	(82)	—	—	—
Purchases for treasury	—	—	—	—	—	—	10,717	393
Issued under management incentive and employee option plans	—	1,421	1	40	—	—	—	—
Other	—	—	1	3	—	—	6	—
Total	$370							
At December 31, 2001		133,796	$134	$1,446	$2,266	$(28)	58,267	$2,176

(See Accompanying Notes)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, "Sunoco" or the "Company") contain the accounts of all operations that are controlled (generally more than 50 percent owned). Corporate joint ventures and affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Revenue Recognition

Revenues are recognized when title passes or services are provided to the customer. Effective in the fourth quarter of 2001, Sunoco commenced recording as revenues, transactions related to the crude oil gathering and marketing activities of its logistics operations, which previously had been recorded as a reduction in cost of products sold and operating expenses in the consolidated statements of income. Prior-period amounts have been reclassified to conform with the current presentation. Crude oil exchange transactions, which are entered into primarily to acquire crude oil of a desired quality or at a desired location, continue to be netted in cost of products sold and operating expenses in the consolidated statements of income.

Consumer excise taxes on sales of refined products and merchandise are included in both revenues and costs and expenses, with no effect on net income.

Cash Equivalents

Sunoco considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and certificates of deposit.

Inventories

Inventories are valued at the lower of cost or market. The cost of crude oil, petroleum and chemical product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other inventories is determined using principally the average cost method.

Depreciation and Retirements

Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Gains and losses on the disposals of fixed assets are generally reflected in net income.

Impairment of Long-Lived Assets

Long-lived assets other than those held for sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. Long-lived assets held for sale are carried at the lower of their carrying amount or fair market value less cost to sell the assets. Effective January 1, 2002, Sunoco will adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which changes the method of accounting for the impairment of long-lived assets (see New Accounting Principles below).

Environmental Remediation

Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

Maintenance Shutdowns

Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefited by the maintenance activities.

Derivative Instruments

Sunoco uses swaps, options, futures, forwards and other derivative instruments from time to time to hedge its exposure to crude oil, refined product, electricity and natural gas price volatility. Effective January 1, 2001, such contracts are accounted for using derivative accounting as prescribed by Statement of Financial Accounting

Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The new derivative accounting requires the recognition of all derivative contracts in the consolidated balance sheet at their fair value. Changes in fair value of derivative contracts that are not hedges are recognized in net income as they occur. If the derivative contracts are designated as hedges, depending on their nature, the effective portions of changes in their fair values are either offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges are immediately recognized in net income. The impact of the new derivative accounting on Sunoco's consolidated net income during 2001 was not material. Sunoco does not hold or issue derivative instruments for trading purposes.

Prior to January 1, 2001, derivative contracts which effectively met the Company's risk reduction and correlation criteria were accounted for using derivative accounting as prescribed by Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("prior derivative accounting"). Effectiveness was measured based upon the correlation between the gains and losses on the derivative contracts and the corresponding offsetting changes in the market value of the items being hedged. Under the prior derivative accounting, gains or losses on derivative contracts (including positions which had been closed) were deferred and recognized in cost of products sold and operating expenses in the same periods as the items being hedged.

Transferred Interests in Cokemaking Operations

Nonconventional fuel credit and other net tax benefits generated by the Company's cokemaking operations and allocated to third-party investors are recorded as a reduction of the deferred credit balance attributable to the investors in the consolidated balance sheets. The investors' preferential return is recorded as an increase in the deferred credit balance attributable to the investors. The net of these two amounts is reflected as miscellaneous coke income, net, in other income in the consolidated statements of income (Note 2). Cash payments, representing the distributions of the investors' share of cash generated by the cokemaking operations, are recorded as a reduction of the deferred credit balance attributable to the investors.

Stock-Based Compensation

The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

New Accounting Principles

In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was issued. Sunoco will adopt SFAS No. 142 effective January 1, 2002 when adoption is mandatory. SFAS No. 142 will require the testing of goodwill and indefinite-lived intangible assets for impairment rather than amortizing them. Sunoco is currently assessing the impact of adopting SFAS No. 142 on its consolidated financial statements. Sunoco's current level of annual amortization of goodwill and indefinite-lived intangible assets, which will cease upon the adoption of SFAS No. 142, is approximately $5 million after tax.

In August 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), was issued. This statement significantly changes the method of accruing for costs that an entity is legally obligated to incur associated with the retirement of fixed assets. Sunoco will evaluate the impact and timing of implementing SFAS No. 143, which is required no later than January 1, 2003.

In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), was issued. Sunoco will adopt SFAS No. 144 effective January 1, 2002 when adoption is mandatory. Among other things, SFAS No. 144 changes the criteria that have to be met to classify an asset as held-for-sale. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that relate to reporting the effects of a disposal of a segment of a business. While Sunoco is currently assessing the impact of SFAS No. 144, its adoption is not expected to have a significant impact on the Company's consolidated financial statements.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Other Income

(Millions of Dollars)	2001	2000	1999
Gain on income tax settlements	$ —	$120	$ —
Gain on settlement of insurance litigation	—	7	73
Equity income (loss):			
Belvieu Environmental Fuels (MTBE joint venture) (Notes 8 and 14)	5	12	8
Epsilon Products Company, LLC (polypropylene joint venture) (Notes 8, 14 and 18)	(11)	(1)	—
Other	14	11	13
Miscellaneous coke income, net (Note 13)	37	46	47
Gain on divestments	5	5	16
Other	21	24	15
	$ 71	$224	$172

During 2001 and 2000, Sunoco settled certain federal income tax issues that had been in dispute, which increased net income by $21 and $117 million, respectively. In connection with the 2000 settlement, Sunoco received cash proceeds of $132 million in the fourth quarter of 2000, which consisted of $47 million for interest and an $85 million tax refund. Sunoco will not receive any cash proceeds in connection with the 2001 settlement.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, *Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al.* (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, arising from the ownership and operation of its businesses. The Company has entered into several settlements which resolved most of these claims. As a result, the Company received net cash proceeds totalling $3 million in 2001, $37 million in 2000 and $96 million in 1999. The settlements increased net income by $5 and $47 million in 2000 and 1999, respectively.

3. Write-Down of Assets and Other Matters

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

(Millions of Dollars)	Pretax Provisions	After-Tax Provisions
2001		
Value Added and Eastern Lubricants:		
Exit costs	$ 15	$ 10
Employee terminations	16	11
Puerto Rico refinery sale	(12)	(11)
Other employee terminations	4	2
Real estate accrual adjustment	(17)	(11)
Environmental remediation (Note 14)	17	11
	$ 23	$ 12
2000		
Value Added and Eastern Lubricants	$177	$123
Employee terminations and related costs	29	19
Brandenburg ethylene oxide plant	18	11
MTBE purchase commitment	(7)	(4)
Other	(3)	(2)
	$214	$147
1999		
Litigation settlement	$ 14	$ 9
MTBE inventory adjustment	(12)	(8)
	$ 2	$ 1

During 2000, Sunoco announced its intention to sell its Puerto Rico refinery, lubricants blending and packaging facilities in Marcus Hook, PA, Tulsa, OK and Richmond, CA and lubricants branded marketing assets (which include the Kendall® motor oil brand and the customer lists for both the Sunoco® and the Kendall® lubricants brands) (collectively, "Value Added and Eastern Lubricants") and recorded a $177 million non-cash charge ($123 million after tax) to write down the assets held for sale to their estimated values. In connection with this decision, Sunoco sold its lubricants branded marketing assets in March 2001, closed its lubricants blending and packaging facilities in July 2001 and sold the Puerto Rico refinery in December 2001 which concluded the lubricants restructuring plan. As part of the restructuring, in 2001, Sunoco recorded a $15 million accrual ($10 million after tax) for required exit costs, a $16 million accrual ($11 million after tax) for employee terminations and a $12 million gain ($11 million after tax) on the sale of the Puerto Rico refinery.

Value Added and Eastern Lubricants incurred after-tax operating losses of $2, $31 and $16 million in 2001, 2000 and 1999, respectively. The disposal of the lubricants assets generated cash of approximately $125 million in 2001, primarily due to liquidation of related working capital.

Sunoco also established other employee termination accruals totalling $4 and $29 million ($2 and $19 million after tax) in 2001 and 2000, respectively. The 2000 accrual included pension settlement losses totalling $7 million after tax. The termination accruals recorded in 2001 were for approximately 350 employee terminations. During 2001 and 2000, payments charged against the exit cost and termination accruals described above totalled $29 and $6 million, respectively. At December 31, 2001, the remaining balance in the exit cost and termination accruals totalled $24 million. Payments against these accruals are expected to continue through 2002.

The Company reversed an accrual for warranty claims and other contingent liabilities which were resolved during 2001. The accrual was previously established in connection with the disposal of the Company's real estate business.

During 2000, the Company recorded a write-down of its Brandenburg, KY, ethylene oxide plant and recognized related shut-down costs and reversed into income the remaining loss accrual related to an MTBE purchase commitment.

During 1999, the Company recorded a charge for the settlement of litigation concerning the May 1998 redemption of the Company's preference stock and recorded a favorable adjustment to a market valuation reserve for MTBE inventory established in 1998.

4. Income Taxes

The components of income tax expense from continuing operations are as follows:

(Millions of Dollars)	2001	2000	1999
Income taxes currently payable:			
U.S. federal	$(19)	$104	$—
State and other	5	15	3
	(14)	119	3
Deferred taxes:			
U.S. federal	195	56	49
State and other	8	10	1
	203	66	50
	$189	$185	$53

The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense pertaining to continuing operations is as follows:

(Millions of Dollars)	2001	2000	1999
Income tax expense at U.S. statutory rate of 35 percent	$205	$209	$53
Increase (reduction) in income taxes resulting from:			
Income tax settlements (Note 2)	(21)	(39)	—
State income taxes net of Federal income tax effects	9	11	2
Puerto Rico operations	—	8*	—
Dividend exclusion for affiliated companies	(3)	(3)	(3)
Nonconventional fuel credit	(2)	(3)	—
Other	1	2	1
	$189	$185	$53

*During 2000, the Company recorded an $8 million charge to establish deferred income taxes attributable to the unremitted earnings of its operations in Puerto Rico which had been deemed indefinitely reinvested prior to Sunoco's decision to sell these operations (Note 3).

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31	
(Millions of Dollars)	2001	2000
Deferred tax assets:		
Retirement benefit liabilities	$ 140	$ 124
Environmental remediation liabilities	51	49
Other liabilities not yet deductible	199	224
Alternative minimum tax credit carryforward	—	93
Other	107	95
Valuation allowance*	(32)	(32)
	465	553
Deferred tax liabilities:		
Properties, plants and equipment	(865)	(676)
Other	(35)	(33)
	(900)	(709)
Net deferred income tax liability	$(435)	$(156)

*The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	2001	2000
Current asset	$ 116	$ 94
Noncurrent liability	(551)	(250)
	$(435)	$(156)

Cash payments for income taxes were $100, $36 and $4 million in 2001, 2000 and 1999, respectively. The $36 million payment in 2000 is net of an $85 million cash refund received in the fourth quarter of 2000 in connection with the settlement of certain federal income tax issues (Note 2).

5. Discontinued Operations

During 2000, Sunoco recorded an $11 million after-tax favorable adjustment (including a $7 million tax benefit) to the gain recognized in 1996 in connection with the divestment of the Company's international oil and gas production business. The adjustment resulted from the favorable resolution of certain United Kingdom income tax issues. At the time of the sale, this business was treated as a discontinued operation; therefore, this adjustment has been classified similarly in the consolidated statement of income for the year ended December 31, 2000.

6. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted average number of common shares used to compute basic earnings per share ("EPS") to those used to compute diluted EPS for 2001, 2000 and 1999:

(In Millions)	2001	2000	1999
Weighted average number of common shares outstanding—basic	80.9	87.0	90.3
Add effect of dilutive stock incentive awards	1.1	.5	.7
Weighted average number of shares—diluted	82.0	87.5	91.0

7. Inventories

(Millions of Dollars)	December 31 2001	2000
Crude oil	$245	$210
Petroleum and chemical products	290	171
Materials, supplies and other	117	79
	$652	$460

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $516 and $873 million at December 31, 2001 and 2000, respectively. During 1999, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction in inventory was to increase 1999 net income by $11 million.

8. Investments and Long-Term Receivables

(Millions of Dollars)	December 31 2001	2000
Investments in and advances to affiliated companies:		
Belvieu Environmental Fuels (MTBE joint venture) (Notes 2 and 14)	$ 54	$ 57
Epsilon Products Company, LLC (polypropylene joint venture) (Notes 2, 14 and 18)	52	62
Other	33	28
	139	147
Accounts and notes receivable	26	23
	$165	$170

Dividends received from affiliated companies amounted to $18, $21 and $14 million in 2001, 2000 and 1999, respectively. Earnings employed in the business at December 31, 2001 include $52 million of undistributed earnings of affiliated companies.

9. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments, at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2001			
Refining and supply	$3,488	$1,871	$1,617
Retail marketing*	1,472	656	816
Chemicals	1,042	108	934
Logistics	819	328	491
Coke	400	159	241
	$7,221	$3,122	$4,099
2000			
Refining and supply	$3,883	$2,226	$1,657
Retail marketing*	1,373	610	763
Chemicals	333	63	270
Logistics	762	311	451
Coke	396	147	249
	$6,747	$3,357	$3,390

*Includes assets leased to third parties with a gross investment totalling $577 and $575 million at December 31, 2001 and 2000, respectively. Related accumulated depreciation totalled $293 and $273 million at December 31, 2001 and 2000, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2001 are as follows (in millions of dollars):

Year ending December 31:	
2002	$36
2003	26
2004	12
2005	2
2006	1
Thereafter	—
	$77

10. Short-Term Borrowings and Credit Facilities

The Company has a $500 million revolving credit agreement ("Revolver") with commercial banks that provides access to short-term financing through September 2002 bearing interest based on selected reference rates. The Company is in the process of establishing a replacement facility. The Company can borrow directly from the participating banks under this Revolver or use it to support the issuance of commercial paper. The Revolver is subject to commitment fees, the amounts of which are not material. Under the terms of the Revolver, Sunoco is required to maintain consolidated net worth of at least $1.0 billion. At December 31, 2001, the Company's consolidated net worth was $1.6 billion. The Revolver also requires that Sunoco's ratio of debt to capital, as those terms are defined in the Revolver, not exceed .55 to 1. At December 31, 2001, this ratio was .49 to 1. At December 31, 2001, $299 million of commercial paper was outstanding (with a weighted-average interest rate of 2.92 percent) related to the above short-term borrowing arrangements. There were no short-term borrowings at December 31, 2000.

11. Long-Term Debt

(Millions of Dollars)	December 31 2001	2000
9⅜% debentures due 2016	$ 200	$200
9% debentures due 2024	100	100
7.95% notes paid in 2001	—	150
7¾% notes due 2009	200	200
7.60% environmental industrial revenue bonds due 2024	100	100
7⅛% notes due 2004	100	100
6⅞% notes due 2006	150	—
6¾% notes due 2011	200	—
6¾% convertible debentures due 2012 (Note 15)	10	10
Other	91	78
	1,151	938
Less: unamortized discount	6	3
current portion	3	2
	$1,142	$933

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2002 through 2006 is as follows (in millions of dollars):

2002	$ 3	2005	$ 3
2003	$ 3	2006	$152
2004	$103		

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $98, $79 and $75 million in 2001, 2000 and 1999, respectively.

12. Retirement Benefit Plans

Defined Benefit Pension Plans and Postretirement Health Care and Life Insurance Plans

Sunoco has noncontributory defined benefit pension plans ("defined benefit plans") which provide retirement benefits for the majority of its employees. Sunoco also has plans which provide health care and life insurance benefits for substantially all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees.

Pension and postretirement health care and life insurance expense consisted of the following components:

(Millions of Dollars)	Defined Benefit Plans			Postretirement Benefit Plans		
	2001	2000	1999	2001	2000	1999
Service cost (cost of benefits earned during the year)	$ 32	$ 28	$ 28	$ 6	$ 5	$ 5
Interest cost on benefit obligations	92	94	87	26	24	22
Expected return on plan assets	(120)	(118)	(112)	—	—	—
Amortization of:						
Net transition asset	—	(1)	(9)	—	—	—
Prior service cost (benefit)	2	3	3	(9)	(9)	(9)
Unrecognized (gains) losses	(2)	(3)	3	—	—	—
Net settlement/curtailment losses (Note 3)	1	11	—	2	—	—
	$ 5	$ 14	$ —	$25	$20	$18

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2001 and 2000 as well as the funded status and amounts both recognized and not recognized in the consolidated balance sheets at December 31, 2001 and 2000:

(Millions of Dollars)	Defined Benefit Plans		Postretirement Benefit Plans	
	2001	2000	2001	2000
Benefit obligations at beginning of year*	$1,225	$1,189	$ 348	$ 310
Service cost	32	28	6	5
Interest cost	92	94	26	24
Actuarial losses	55	82	6	42
Acquisitions and divestments	11	—	15	—
Benefits paid	(151)	(168)	(34)	(32)
Premiums paid by participants	—	—	5	4
Other	1	—	2	(5)
Benefit obligations at end of year*	$1,265	$1,225	$ 374	$ 348
Fair value of plan assets at beginning of year**	$1,287	$1,439		
Actual loss on plan assets	(42)	(18)		
Employer contributions	1	2		
Acquisitions and divestments	1	—		
Benefits paid from plan assets	(137)	(136)		
Fair value of plan assets at end of year**	$1,110	$1,287		
Benefit obligations (in excess of) less than plan assets at end of year	$ (155)	$ 62	$(374)	$(348)
Unrecognized prior service cost (benefit)	18	20	(30)	(35)
Unrecognized net (gain) loss	141	(78)	35	25
Net amount recognized in balance sheet at end of year	$ 4	$ 4	$(369)	$(358)

* Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans.
** Less than 1 percent of plan assets was invested in Company stock.

The net amount recognized in the consolidated balance sheets at December 31, 2001 and 2000 is classified as follows:

(Millions of Dollars)	Defined Benefit Plans		Postretirement Benefit Plans	
	2001	2000	2001	2000
Retirement benefit liabilities	$ (32)	$ (27)	$(369)	$(358)
Deferred charges and other assets*	3	31	—	—
Accumulated other comprehensive loss**	33	—	—	—
	$ 4	$ 4	$(369)	$(358)

* Represents an intangible asset for which an equivalent additional minimum liability is included in retirement benefit liabilities.
** Represents a separate component of shareholders' equity for which an equivalent additional minimum liability is included in retirement benefit liabilities.

Certain of the Company's defined benefit plans have accumulated benefit obligations in excess of the fair value of plan assets. The total projected benefit obligations, accumulated benefit obligations and fair value of plan assets of such plans were $175, $159 and $33 million, respectively as of December 31, 2001 and $243, $223 and $103 million, respectively, as of December 31, 2000.

The following weighted-average assumptions were used during 2001 and 2000 in accounting for the plans:

(Millions of Dollars)	Defined Benefit Plans		Postretirement Benefit Plans	
	2001	2000	**2001**	2000
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Long-term rate of return on plan assets	**9.00%**	9.00%		
Rate of compensation increase	**4.00%**	4.00%		

The health care cost trend assumption used at December 31, 2001 to compute the APBO for the postretirement benefit plans was 8.3 percent, which is assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter.

A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2001:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	**$1**	**$(1)**
Effect on APBO	**$5**	**$(8)**

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $19, $17 and $16 million in 2001, 2000 and 1999, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors ("Board"), to borrow in order to purchase shares of Company common stock. As of December 31, 2001, no such borrowings had been approved.

13. Transferred Interests in Cokemaking Operations

In 2000, Sunoco transferred an additional interest in its Jewell cokemaking operation to a third-party investor for $214 million in cash. Sunoco did not recognize any gain or loss on this transaction. Third-party investors in Sunoco's Jewell and Indiana Harbor cokemaking operations are currently entitled to 98 and 95 percent, respectively, of the cash flows and tax benefits from the respective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jewell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent.

The following table sets forth the balances attributable to the investors' interests in cokemaking operations and the changes in these balances:

(Millions of Dollars)	**2001**	2000	1999
Balance at beginning of year	**$316**	$175	$226
Nonconventional fuel credit and other tax benefits*	**(69)**	(68)	(65)
Preferential return*	**32**	22	18
Additional cash investments	**—**	214	—
Cash distributions	**(56)**	(27)	(4)
Balance at end of year	**$223**	$316	$175

*Represents miscellaneous coke income, net, attributable to the noncash reduction in the transferred interests in cokemaking operations (Note 2).

14. Commitments and Contingent Liabilities

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2001, 2000 and 1999 amounted to $145, $118 and $115 million, respectively. Approximately 6 percent of total rental expense was recovered through related sublease rental income during 2001.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

Year ending December 31:	
2002	$ 96
2003	83
2004	65
2005	37
2006	27
Thereafter	217
	$525

Sunoco is contingently liable under an arrangement which guarantees a $120 million term loan due in 2006 of the Epsilon Products Company, LLC polypropylene joint venture in which the Company is a partner (Notes 2, 8 and 18). Under this arrangement, Sunoco also guarantees borrowings under the joint venture's $40 million revolving credit facility, which amounted to $34 million at December 31, 2001. Sunoco is also contingently liable under various other arrangements which guarantee debt of other affiliated companies and others aggregating approximately $11 million at December 31, 2001.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

Year ending December 31:	
2002	$ 10
2003	9
2004	8
2005	8
2006	8
2007 through 2018	71
Total	114
Less: Amount representing interest	(42)
Total at present value	$ 72

Payments under these agreements, including variable components, totalled $18, $18 and $16 million in 2001, 2000 and 1999, respectively.

Sunoco is subject to numerous federal, state and local laws and regulations which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations result in liabilities and loss contingencies for remediation at Sunoco's facilities and at third-party or formerly owned sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	2001	2000
Accrued liabilities	$ 39	$ 37
Other deferred credits and liabilities	106	104
	$145	$141

Pretax charges against income for environmental remediation totalled $31, $17 and $11 million in 2001, 2000 and 1999, respectively. The increase in 2001 was primarily attributable to a $17 million accrual for remediation activities largely associated with more stringent MTBE cleanup requirements (see below). Claims for recovery of environmental liabilities that are probable of realization totalled $6 million at December 31, 2001 and are included in deferred charges and other assets in the consolidated balance sheets.

The Environmental Protection Agency ("EPA") is reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning MTBE. MTBE is the primary oxygenate used by Sunoco and the industry to meet reformulated gasoline requirements under the Clean Air Act. Congress is considering several pieces of legislation that would prohibit, phase-down or regulate the use of MTBE. The EPA is also seeking legislative and/or regulatory changes on the use of oxygenates. Several states, including some in Sunoco's marketing territory, have laws banning the use of MTBE beginning in 2003 and 2004; however, litigation was initiated challenging the legislation in California and New York. An initial court decision on a case brought by a trade association has upheld New York's law banning MTBE. In addition, the EPA rejected California's request for a waiver of the federal oxygenate mandate. Numerous other states continue to explore options concerning MTBE, including bans, restrictions on use or opting out of the EPA's reformulated fuels program. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco to recover its costs in the marketplace.

A wholly owned subsidiary of the Company is a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned. In order to obtain a secure supply of oxygenates for the manufacture of reformulated gasoline, Sunoco entered into an off-take agreement with BEF whereby Sunoco agreed to purchase all of the MTBE production from the plant. Sunoco's total MTBE purchases under this agreement, which expires in 2004, were $207, $272 and $192 million during 2001, 2000 and 1999, respectively (Notes 2, 3 and 8).

Cleanup of groundwater aquifers contaminated by MTBE will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent

MTBE cleanup requirements. In connection with these new requirements, Sunoco increased its accruals for remediation at certain sites during 2001. While actual cleanup costs for specific sites are variable and depend on many factors, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

Private litigants, purportedly on behalf of classes of private well owners in numerous states, filed product liability class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contaminated groundwater. The Judicial Panel on Multidistrict Litigation consolidated several federal court MTBE class action cases from New York and other states (*In re: Methyl Tertiary Butyl Ether ("MTBE") Products Liability Litigation*; MDL No. 1358; Master File No. 00 Civ. 1898 (SAS)). MDL 1358 consists of five consolidated cases, and Sunoco was named as a defendant in the three cases that were filed in New York. In response to motions to dismiss that had been filed, the judge issued an opinion and order that applies to all five cases. The judge dismissed the claims of the class of plaintiffs who have not tested their wells and thus do not know whether there is MTBE contamination (the "non-test class") or who have tested their wells and found no MTBE contamination (the "non-contaminated class"). Because all the class plaintiffs in *La Susa, et al. v. Amerada Hess, et al.* (one of the three New York cases) were in either the non-test class or the non-contaminated class, the La Susa case was dismissed. The other two New York cases are ongoing.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at multi-party sites, if any, in light of the number, participation levels and financial viability of other parties.

Many other legal and administrative proceedings are pending against Sunoco. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2001.

15. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $10 million of outstanding 6¾ percent debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 2001, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

During the 1999-2001 period, the Company repurchased 16.6 million shares of its common stock for $556 million. At December 31, 2001, the Company has a remaining authorization from its Board to purchase up to $304 million of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2001, no such shares had been issued.

On February 1, 1996, the Company adopted a shareholder rights plan and designated 1,743,019 shares of its preference stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercisable. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or announces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the common stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

16. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan II ("LTPEP II"). The EIP provides for the payment of annual cash incentive awards while the LTPEP II, which succeeded the Long-Term Performance Enhancement Plan in 2001, provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. The options that have been granted under LTPEP II have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. LTPEP II authorizes the use of four million shares of common stock for awards. No awards may be granted under LTPEP II after December 31, 2006, unless the Board extends this date to a date no later than December 31, 2011. Aggregate charges against income for Sunoco's management incentive plans (covering approximately 190 employees) for 2001, 2000 and 1999 were $20, $15 and $2 million, respectively.

The following table summarizes information with respect to common stock option awards under Sunoco's management incentive plans as well as the Employee Option Plan:

	Management Incentive Plans		Employee Option Plan*	
	Shares Under Option	Weighted-Average Option Price Per Share	Shares Under Option	Option Price Per Share
Outstanding, December 31, 1998	3,775,202	$31.43	570,119	$28.00
Granted	1,024,580	$25.25	—	
Exercised	(81,575)	$29.31	(24,630)	$28.00
Canceled	(133,140)	$40.15	(10,315)	$28.00
Outstanding, December 31, 1999	4,585,067	$29.83	535,174	$28.00
Granted	702,210	$28.22	—	
Exercised	(80,923)	$28.47	(5,025)	$28.00
Canceled	(151,000)	$29.91	(21,130)	$28.00
Outstanding, December 31, 2000	5,055,354	$29.63	509,019	$28.00
Granted	**754,960**	**$37.61**	**—**	
Exercised	**(1,279,910)**	**$29.38**	**(118,100)**	**$28.00**
Canceled	**(32,710)**	**$32.12**	**(12,020)**	**$28.00**
Outstanding, December 31, 2001	**4,497,694**	**$31.02**	**378,899**	**$28.00**
Exercisable, December 31				
1999	2,741,447	$30.63	535,174	$28.00
2000	3,358,264	$31.22	509,019	$28.00
2001	**3,051,724**	**$30.02**	**378,899**	**$28.00**
Available for Grant, December 31				
1999	1,311,880		436,945	
2000	468,652		—	
2001	**3,547,040**		**—**	

*Options were granted to employees (other than executives) during 1993 and 1994.

The following table provides additional information concerning all options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
$23.25—$26.44	1,305,064	7	$24.99	1,290,064	$24.97
$27.25—$28.88	1,256,904	5	$27.80	667,894	$27.74
$30.19—$33.69	1,064,305	6	$32.16	952,305	$32.27
$36.40—$39.88	1,250,320	8	$38.65	520,360	$39.88
$23.25—$39.88	4,876,593	7	$30.78	3,430,623	$29.80

Common stock unit awards entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance targets. The following table summarizes information with respect to common stock unit awards under Sunoco's management incentive plans:

	2001	2000	1999
Outstanding at beginning of year	436,292	364,213	305,986
Granted	114,500	174,585	97,810
Performance factor adjustment*	—	22,240	—
Matured	(22,902)	(117,889)	(38,583)
Canceled	(8,600)	(6,857)	(1,000)
Outstanding at end of year	519,290	436,292	364,213

*Certain performance-based awards were paid out during 2000 at 130 percent of the targeted payout amount for the 1997-99 performance period. The adjustment is required since the original grant of these awards was at 100 percent of the targeted amount.

The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25. In accordance with APB No. 25, the Company has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. Had the alternative method of accounting for employee stock compensation plans prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" been followed, the pro forma impact on Sunoco's net income and net income per share of common stock on a diluted basis would have been as follows:

(Millions of Dollars, Except Per Share Amounts)	2001	2000	1999
Net income:			
As reported	$398	$422	$97
Pro forma	$395	$419	$91
Net income per share:			
As reported	$4.85	$4.82	$1.07
Pro forma	$4.82	$4.79	$1.00

The pro forma amounts above reflect the estimated fair values of $10.38, $6.95 and $6.12 per option granted during 2001, 2000 and 1999, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	2001	2000	1999
Expected life (years)	6	6	6
Risk-free interest rate	4.8%	5.4%	6.5%
Dividend yield	2.7%	3.6%	4.0%
Expected volatility	29.3%	28.1%	27.0%

17. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 2001 and 2000, the estimated fair value of Sunoco's long-term debt was $1,215 and $982 million, respectively, compared to carrying amounts of $1,142 and $933 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sunoco uses a variety of derivative instruments for hedging purposes. Sunoco is at risk for possible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged transactions. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are reviewed regularly by management.

Sunoco uses futures and forward contracts from time to time to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales to fixed or floating prices. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable margins for various refined products.

At December 31, 2001, the Company had recorded liabilities totalling $6 million for hedging losses, which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during 2001 was not material. Open contracts as of December 31, 2001 vary in duration but do not extend beyond 2002.

18. Aristech Chemical Corporation Acquisition and Polypropylene Joint Venture

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation ("Aristech"), a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $506 million in cash and the assumption of $163 million of debt. The purchase price included $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed-upon thresholds through 2006. In connection with the transaction, Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mitsubishi has provided polypropylene margin protection in 2001 of up to $6.5 million per quarter. Any earn out or margin hedge payments/receipts would be treated as adjustments to the purchase price. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's operations for the first nine months and will receive an additional $6.5 million in the first quarter of 2002 related to the fourth quarter's operations. These payments are being reflected as reductions in the purchase price when received. In addition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities for the business arising out of or related to the period prior to the acquisition date.

Included in the purchase are Aristech's five chemical plants located at Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX and a research center in Pittsburgh, PA. These facilities produce polypropylene, phenol and related derivatives (including biphenol-A) and plasticizers.

The acquisition has been accounted for as a purchase. The results of operations of Aristech have been included in the consolidated statement of income from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative estimated fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco's consolidated financial position:

(Millions of Dollars):	
Allocation of purchase price:	
Accounts and notes receivable, net	$ 156
Inventories	130
Investments and long-term receivables	8
Properties, plants and equipment, net	674
Deferred charges and other assets	7
Accounts payable	(110)
Accrued liabilities	(57)
Current portion of long-term debt	(1)
Taxes payable	(10)
Long-term debt	(162)
Retirement benefit liabilities	(25)
Deferred income taxes	(104)
Other deferred credits and liabilities	(20)
Cash paid, net of cash received under margin hedge agreement and cash acquired	$ 486

The unaudited pro forma sales and other operating revenue of Sunoco for the year ended December 31, 2000, as if the acquisition of these assets had occurred on January 1, 2000, was $15,385 million. The unaudited pro forma income from continuing operations for the year ended December 31, 2000 was $340 million ($3.89 per share on a diluted basis). The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the period presented and is not intended to be a projection of future results. Accordingly, the pro forma results do not reflect any restructuring costs, changes in operating levels, or potential cost savings and other synergies that Sunoco's management expects to realize as a result of the acquisition.

Effective June 15, 2000, Sunoco entered into a joint venture (named Epsilon Products Company, LLC) which combined the Company's polymer-grade propylene operation at its Marcus Hook, PA, refinery with its partner's adjacent polypropylene business (Notes 2, 8 and 14). Sunoco did not recognize any gain or loss on this transaction. The following is a summary of the effects of the transaction on Sunoco's consolidated financial position:

(Millions of Dollars)	
Increase (decrease) in:	
Properties, plants and equipment, net	$(49)
Investments and long-term receivables	64
Cash advances to the joint venture	$ 15

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer and chemicals manufacturer with interests in cokemaking. Sunoco's operations are organized into five business segments.

The Refining and Supply segment manufactures petroleum products at Sunoco's Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochemicals at Sunoco's Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial customers. This segment also manufactures lubricant products at Sunoco's Tulsa refinery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") and, prior to the completion of the restructuring of lubricants operations in December 2001, included Value Added and Eastern Lubricants (Note 3).

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 21 states on the East Coast and in the Midwest region of the United States.

The Chemicals segment manufactures commodity and intermediate petrochemicals primarily at its Philadelphia cumene and phenol facilities, at its Mont Belvieu, TX, joint venture MTBE facility, at its Marcus Hook joint venture polypropylene facility since June 2000 and effective January 1, 2001, at the chemical plants acquired from Aristech located in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasedena and LaPorte, TX. This segment also distributes and markets these products.

The Logistics segment operates refined product and crude oil pipelines and engages in crude oil terminalling operations and crude oil acquisition and marketing activities. Logistics operations are conducted primarily in the Northeast, Midwest and South Central regions of the United States (Note 20).

The Coke segment makes high-quality, blast-furnace coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with two steel companies.

Prior to 2001, Sunoco's retail marketing operations in the Midwest (now in Retail Marketing) and its operations that manufactured and marketed wholesale fuels and petrochemicals produced at the Toledo refinery (now in Refining and Supply) comprised a segment entitled MidAmerica Marketing & Refining. In addition, prior to 2001, Sunoco's Western Lubricants and Value Added and Eastern Lubricants operations (now in Refining and Supply) comprised a segment entitled Lubricants. Sunoco also transferred substantially all of the commodity petrochemical operations conducted at its Marcus Hook, Philadelphia and Toledo refineries from the Chemicals segment to the Refining and Supply segment and changed its transfer-pricing methodology for sales by its Refining and Supply segment to its Chemicals segment. Prior-period amounts have been restated to conform to the 2001 presentation.

Segment Information

(Millions of Dollars)	Refining and Supply*	Retail Marketing	Chemicals	Logistics	Coke	Consolidated
2001						
Sales and other operating revenue (including consumer excise taxes):						
Unaffiliated customers	$5,999	$6,019	$1,264	$ 545	$236	$14,063
Intersegment	$3,711	$ —	$ —	$1,068	$ —	$ —
Operating profit	$ 456	$ 154	$ 15	$ 50	$ 91	$ 766
Equity income (loss)	3	—	(6)	11	—	8
Income tax expense	(171)	(56)	(3)	(19)	(30)	(279)
Profit contribution	$ 288	$ 98	$ 6	$ 42	$ 61	495
Special items (after taxes)						9**
Corporate expenses (after taxes)						(24)
Net financing expenses and other (after taxes)						(82)
Net income						$ 398
Depreciation, depletion and amortization	$ 150	$ 100	$ 41	$ 18	$ 12	$ 321
Capital expenditures	$ 122	$ 114***	$ 30†	$ 61	$ 4	$ 331
Investments in and advances to affiliated companies	$ 12	$ —	$ 106	$ 21	$ —	$ 139
Identifiable assets	$2,346	$1,131	$1,325	$ 699	$293	$ 5,932††

* Includes Value Added and Eastern Lubricants operations (Note 3).

** Consists of a $21 million after-tax gain on income tax settlement and a $12 million after-tax provision for write-down of assets and other matters (Notes 2 and 3).

*** Excludes the $59 million purchase from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States and related working capital.

† Excludes the $649 million acquisition of Aristech Chemical Corporation and related working capital.

†† After elimination of intersegment receivables. Identifiable assets also include Sunoco's $116 million consolidated deferred income tax asset and $38 million attributable to corporate activities.

(Millions of Dollars)	Refining and Supply*	Retail Marketing	Chemicals	Logistics	Coke	Consolidated
2000						
Sales and other operating revenue (including consumer excise taxes):						
Unaffiliated customers	$7,207	$5,849	$ 729	$ 507	$222	$14,514
Intersegment	$3,968	$ —	$ —	$1,305	$ —	$ —
Operating profit	$ 497	$ 122	$ 15	$ 58	$ 91	$ 783
Equity income	1	—	11	10	—	22
Income tax expense	(183)	(45)	(10)	(22)	(30)	(290)
Profit contribution	$ 315	$ 77	$ 16	$ 46	$ 61	515
Special items (after taxes)						(14)**
Corporate expenses (after taxes)						(23)
Net financing expenses and other (after taxes)						(56)
Net income						$ 422
Depreciation, depletion and amortization	$ 159	$ 98	$ 13	$ 16	$ 12	$ 298
Capital expenditures	$ 257	$ 139	$ 21	$ 43	$ 5	$ 465
Investments in and advances to affiliated companies	$ 9	$ —	$ 119	$ 19	$ —	$ 147
Identifiable assets	$2,481	$1,142	$ 496	$ 736	$317	$ 5,426***

*Includes Value Added and Eastern Lubricants operations (Note 3).

**Consists of a $117 million after-tax gain on income tax settlement, a $5 million after-tax gain on settlement of insurance litigation, a $147 million after-tax provision for write-down of assets and other matters and $11 million of after-tax income from discontinued international oil and gas production operations (Notes 2, 3 and 5).

***After elimination of intersegment receivables. Identifiable assets also include Sunoco's $94 million consolidated deferred income tax asset and $251 million attributable to corporate activities.

Segment Information

(Millions of Dollars)	Refining and Supply*	Retail Marketing	Chemicals	Logistics	Coke	Consolidated
1999						
Sales and other operating revenue (including consumer excise taxes):						
Unaffiliated customers	$4,840	$4,253	$530	$210	$212	$10,045
Intersegment	$2,353	$ —	$ —	$768	$ —	$ —
Operating profit (loss)	$ (120)	$ 112	$ 36	$ 65	$ 93	$ 186
Equity income	2	—	8	11	—	21
Income tax (expense) benefit	40	(40)	(15)	(25)	(33)	(73)
Profit contribution (loss)	$ (78)	$ 72	$ 29	$ 51	$ 60	134
Special items (after taxes)						46**
Corporate expenses (after taxes)						(23)
Net financing expenses and other (after taxes)						(60)
Net income						$ 97
Depreciation, depletion and amortization	$ 151	$ 86	$ 12	$ 14	$ 13	$ 276
Capital expenditures	$ 158	$ 122	$ 43	$ 41***	$ 10	$ 374
Investments in and advances to affiliated companies	$ 21	$ —	$ 55	$ 19	$ —	$ 95
Identifiable assets	$2,584	$1,036	$460	$657	$325	$ 5,196†

* Includes Value Added and Eastern Lubricants operations (Note 3).

** Consists of a $47 million after-tax gain on settlement of insurance litigation and a $1 million after-tax provision for write-down of assets and other matters (Notes 2 and 3).

*** Excludes $36 million acquisition of the crude oil transportation and marketing operations of Pride Companies, L.P. and related working capital.

† After elimination of intersegment receivables. Identifiable assets also include Sunoco's $133 million consolidated deferred income tax asset and $120 million attributable to corporate activities.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining the segment's operating profit and profit contribution. Net financing expenses and other consist principally of interest cost, debt and other financing expenses less interest income and interest capitalized. It also includes the preferential return of third-party investors in the Company's cokemaking operations (Note 13). Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	**2001**	2000	1999
Gasoline:			
Wholesale	**$ 1,690**	$ 1,986	$ 1,442
Retail	**3,542**	3,597	2,291
Middle distillates	**2,861**	3,510	2,091
Residual fuel	**525**	639	392
Petrochemicals	**1,508**	876	633
Lubricants	**476**	607	522
Other refined products	**450**	552	328
Other products and services	**543**	437	395
Resales of purchased crude oil	**491**	452	156
Coke and coal	**236**	222	212
Consumer excise taxes	**1,741**	1,636	1,583
	$14,063	$14,514	$10,045

20. Subsequent Event

In February 2002, the Company contributed a substantial portion of its logistics business to Sunoco Logistics Partners L.P., its recently formed master limited partnership (the "Partnership"), in exchange for a 73.2 percent limited partner interest and a 2 percent general partner interest in the Partnership, and a $245 million special distribution, representing the estimated net proceeds from the Partnership's sale of ten-year senior notes. The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. Proceeds from the offering, which totalled an estimated $102 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital amounts that were not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Partnership's formation. The accounts of the Partnership continue to be included in Sunoco's consolidated financial statements. No gain or loss was recognized on this transaction.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and indemnifications by Sunoco for certain environmental, toxic tort and other liabilities.

Report of Management

To the Shareholders of Sunoco, Inc.

The accompanying consolidated financial statements of Sunoco, Inc. and its subsidiaries ("Sunoco") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using accounting principles generally accepted in the United States and deemed appropriate in the circumstances. Management believes that these financial statements present fairly, in all material respects, Sunoco's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consistent with that in the financial statements.

To fulfill its responsibility for the financial statements, Sunoco maintains a system of internal control which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives include safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial statements and accountability for assets. The system of internal control is subject to ongoing evaluation of its continuing effectiveness.

Sunoco's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's financial statements in their report presented on this page.

The Audit Committee of the Board of Directors, which met thirteen times during 2001, is comprised of directors who meet the independence requirements of the New York Stock Exchange. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal control, and it assesses the performance and recommends the appointment of the independent auditors. Both the independent auditors and Sunoco's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.



John G. Drosdick
Chairman, Chief Executive Officer & President



Thomas W. Hofmann
Senior Vice President & Chief Financial Officer

Report of Independent Auditors

To the Shareholders and Board of Directors,
Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments in 2001.



Philadelphia, Pennsylvania
February 8, 2002

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2001	2000**	1999**
Refinery crude unit capacity at December 31	730.0	730.0	730.0
Input to crude units	687.7	673.3	678.2
Refinery crude unit capacity utilized	94%	92%	93%

* Thousands of barrels daily except percentages.

** Restated to conform to the 2001 presentation.

Refined Product Sales*	2001	2000**	1999**
Gasoline:			
Wholesale	137.5	145.0	169.1
Retail	244.1	225.3	216.6
Middle distillates	240.7	251.2	256.2
Residual fuel	59.8	55.6	56.2
Petrochemicals***	13.5	13.4	14.0
Lubricants	9.3	8.5	7.7
Other	52.8	52.0	51.6
	757.7	751.0	771.4

* Thousands of barrels daily to third parties. Excludes amounts attributable to Value Added and Eastern Lubricants operations.

** Restated to conform to the 2001 presentation.

*** Consists of sales of petrochemicals produced at Sunoco's Marcus Hook, Philadelphia and Toledo refineries excluding cumene, which is included in the Chemicals segment.

Inventories*	2001	2000	1999
Crude oil	22.6	20.7	19.2
Refined products**	19.8	18.7	18.5

*Millions of barrels at December 31.

** Includes petrochemical inventories produced at Sunoco's Marcus Hook, Philadelphia and Toledo refineries excluding cumene, which is included in the Chemicals segment.

Retail Gasoline Outlets	2001	2000	1999
Direct outlets:			
Company owned or leased	1,433	1,287	1,309
Dealer owned	686	550	532
Total direct outlets	2,119	1,837	1,841
Distributor outlets	2,032	1,798	1,697
	4,151	3,635	3,538

Throughput per Direct Outlet*	2001	2000	1999
Company owned or leased	108.2	109.8	108.5
Dealer owned	81.1	85.6	80.7
Average-total direct outlets	99.3	102.6	100.5

* Thousands of gallons of gasoline monthly.

Chemicals Segment Data

Chemical Sales*	2001	2000	1999
Phenol and related products	2,605	1,771	1,744
Polypropylene**	1,384	—	—
Plasticizers	532	—	—
Propylene	715	761	747
Other	175	297	289
	5,411	2,829	2,780

* Millions of pounds.

** Excludes Epsilon Products Company, LLC polypropylene joint venture.

Other Data	2001	2000	1999
Chemical inventories*	453	155	118

* Millions of pounds.

Logistics Segment Data

Pipeline Shipments*	2001	2000	1999
Crude oil	52.2	54.0	49.4
Refined products	31.3	30.2	32.0

* Billions of barrel miles. Includes Sunoco's proportionate share of shipments in pipelines in which it has an ownership interest.

Coke Segment Data*

	2001	2000	1999
Coke production	2,006	2,010	1,910
Coke sales	2,002	2,011	1,854

* Thousands of tons.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

	2001				2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)*	$3,627	$3,916	$3,588	$2,932	$3,244	$3,633	$3,819	$3,818
Gross profit**	$336	$475	$295	$151	$213	$338	$289	$351
Income (loss) from continuing operations	$106***	$196†	$92††	$4†††	$67	$215#	$(25)##	$154###
Net income (loss)	$106	$196	$92	$4	$78@	$215	$(25)	$154
Earnings per share of common stock:								
Basic:								
Income (loss) from continuing operations	$1.26	$2.38	$1.15	$.05	$.75	$2.45	$(.29)	$1.81
Net income (loss)	$1.26	$2.38	$1.15	$.05	$.87	$2.45	$(.29)	$1.81
Diluted:								
Income (loss) from continuing operations	$1.24	$2.35	$1.14	$.05	$.75	$2.44	$(.29)@@	$1.80
Net income (loss)	$1.24	$2.35	$1.14	$.05	$.87	$2.44	$(.29)@@	$1.80
Cash dividends per share of common stock	$.25	$.25	$.25	$.25	$.25	$.25	$.25	$.25
Common stock price@@@—high	$37.00	$42.73	$38.80	$39.20	$28.94	$33.25	$30.69	$34.56
—low	$29.13	$31.30	$32.00	$34.34	$21.94	$25.13	$23.75	$26.00
—end of period	$32.43	$36.63	$35.60	$37.34	$27.38	$29.44	$26.94	$33.69

* Reflects increases of $111, $121 and $141 million for the quarters ended March 31, June 30 and September 30, 2001, respectively, and $94, $115 and $117 million for the quarters ended March 31, June 30 and September 30, 2000, respectively, compared to amounts previously reported on Securities and Exchange Commission Form 10-Q. These increases are due to the recording as revenues, transactions related to the crude oil gathering and marketing activities of the Company's logistics operations, commencing in the fourth quarter of 2001. Previously, these transactions were recorded as a reduction in cost of products sold and operating expenses.

** Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.

*** Includes a $7 million after-tax provision for write-down of assets and other matters.

† Includes a $6 million after-tax provision for write-down of assets and other matters.

†† Includes a $21 million after-tax gain on income tax settlement and a $13 million after-tax provision for write-down of assets and other matters.

††† Includes a $14 million after-tax benefit for write-down of assets and other matters.

Includes a $79 million after-tax gain on income tax settlement.

Includes a $5 million after-tax gain on settlement of insurance litigation and a $134 million after-tax provision for write-down of assets and other matters.

Includes a $38 million after-tax gain on income tax settlement and a $17 million after-tax provision for write-down of assets and other matters.

@ Includes an $11 million after-tax favorable adjustment to the gain on divestment of the Company's international oil and gas production business which was sold in 1996.

@@ Since the assumed issuance of common stock related to stock incentive awards would have resulted in a reduction in the loss per share, the diluted per share amounts are equal to the basic per share amounts.

@@@ The Company's common stock is principally traded on the New York Stock Exchange, Inc. under the symbol "SUN." The Company had approximately 27,500 holders of record of common stock as of January 31, 2002.

Directors and Officers

Directors

Raymond E. Cartledge
Chairman, Generac Portable Products, Inc.; Retired Chairman and Chief Executive Officer Union Camp Corporation

Robert J. Darnall
Former Chairman and CEO Prime Advantage Corp.; Retired President and CEO Ispat North America, Inc.; Retired Chairman, President and CEO Inland Steel Industries, Inc.

John G. Drosdick
Chairman, Chief Executive Officer and President Sunoco, Inc.

Mary Johnston Evans
Former Vice Chairman Amtrak

Ursula F. Fairbairn
Executive Vice President American Express Co.

Thomas P. Gerrity
Professor of Management and Former Dean The Wharton School University of Pennsylvania

Rosemarie B. Greco
Principal, GRECOventures Ltd.; Former President of CoreStates Financial Corp. and Former President and Chief Executive Officer of CoreStates Bank

James G. Kaiser
Chairman and Chief Executive Officer Avenir Partners, Inc.; Retired President and Chief Executive Officer Quanterra Incorporated

Robert D. Kennedy
Retired Chairman Union Carbide Corporation

Richard H. Lenny
Chairman, President and Chief Executive Officer Hershey Foods Corporation

Norman S. Matthews
Retail Consultant and Investor; Former President Federated Department Stores

R. Anderson Pew
Retired Chief Executive Officer Radnor Corporation; Retired President Helios Capital Corporation

G. Jackson Ratcliffe
Chairman and Former President and Chief Executive Officer Hubbell Incorporated

Alexander B. Trowbridge
President Trowbridge Partners Inc.

Committees of the Board

Audit Committee

Thomas P. Gerrity, Chair
Robert J. Darnall
Mary Johnston Evans
Rosemarie B. Greco
R. Anderson Pew
Alexander B. Trowbridge

Compensation Committee

Raymond E. Cartledge, Chair
Ursula F. Fairbairn
James G. Kaiser
Robert D. Kennedy
Norman S. Matthews
G. Jackson Ratcliffe

Executive Committee

John G. Drosdick, Chair
Raymond E. Cartledge
Mary Johnston Evans
Robert D. Kennedy
R. Anderson Pew

Governance Committee

Robert D. Kennedy, Chair
Raymond E. Cartledge
Mary Johnston Evans
Thomas P. Gerrity
Rosemarie B. Greco
G. Jackson Ratcliffe

Public Affairs Committee

James G. Kaiser, Chair
Robert J. Darnall
Ursula F. Fairbairn
Robert D. Kennedy
Norman S. Matthews
R. Anderson Pew
Alexander B. Trowbridge

Principal Officers

Michael H. R. Dingus
Senior Vice President, Sunoco, Inc. President, Sun Coke Company

John G. Drosdick
Chairman, Chief Executive Officer and President

Bruce G. Fischer
Senior Vice President Sunoco Chemicals

Deborah M. Fretz
President and Chief Executive Officer, Sunoco Logistics Partners L.P.; Former Senior Vice President, Sunoco, Inc.

Thomas W. Hofmann
Senior Vice President and Chief Financial Officer

Joseph P. Krott
Comptroller

Michael S. Kuritzkes
Vice President and General Counsel

Joel H. Maness
Senior Vice President Refining and Supply

Ann C. Mulé
Assistant General Counsel and Corporate Secretary

Paul A. Mulholland
Treasurer

Rolf D. Naku
Vice President Human Resources and Public Affairs

Robert W. Owens
Senior Vice President Marketing

Ross S. Tippin, Jr.
General Auditor

Charles K. Valutas
Senior Vice President and Chief Administrative Officer

Of Interest to Sunoco Shareholders

Principal Office

Ten Penn Center
1801 Market Street
Philadelphia, PA 19103-1699
215-977-3000
e-mail:
Sunoco_Online@SunocoInc.com
Web Site: www.SunocoInc.com

Transfer Agent and Registrar

For information about dividend payments, the Shareholder Access and Reinvestment Plan (SHARP), stock transfer requirements, address changes, account consolidations, ending duplicate mailing of Sunoco materials, stock certificates and all other shareholder account related matters, contact Sunoco's Transfer Agent:

Sunoco, Inc.
EquiServe Trust Company, N.A.
P.O.Box 2500
Shareholder Services
Jersey City, NJ 07303-2500
800-888-8494
Internet: www.equiserve.com
Hearing Impaired#:TDD: 201-222-4955

Annual Meeting

Thursday, May 2, 2002, 9:30 a.m.

Moore College of Art & Design
20th Street and the Parkway
Philadelphia, PA 19103-1179

For further information about the annual meeting, contact the Corporate Secretary at the principal office. Sunoco's Notice of Annual Meeting, Proxy Statement and Proxy Card are mailed to shareholders prior to the annual meeting.

Shareholders who do not want to receive printed copies of the Annual Report and Proxy Statement, but instead want to access these documents via the Internet, should contact EquiServe, Sunoco's Transfer Agent. Shareholders making this selection will be mailed Sunoco's Notice of Annual Meeting and a Proxy Card as well as detailed instructions when the materials are available.

Investor Relations

Shareholders and investors seeking financial information about Sunoco may write the Company or call 215-977-6106.

Earnings announcements, press releases and copies of reports filed with the Securities and Exchange Commission are available at our Web Site or by leaving your full name, address and phone number on voice mail at 215-977-6440.

Shareholder Relations

Shareholders seeking non-financial information about Sunoco may write to the Company at its principal office address, call 215-977-6082 or e-mail Shareholder_Relations@SunocoInc.com

Health, Environment and Safety

Sunoco's Health, Environment and Safety Review and CERES Report is available at our Web Site or by writing the Company.

CustomerFirst

For customer service inquiries, write the Company or call 1-800-SUNOCO1.


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Sunoco, Inc.
Ten Penn Center
1801 Market Street
Philadelphia, PA 19103-1699